UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the quarter ended June 30, 2011

Commission File Number: 001-13425
Ritchie Bros. Auctioneers Incorporated
9500 Glenlyon Parkway
Burnaby, BC, Canada
V5J 0C6
(778) 331 5500
(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☐          Form 40-F ☑
indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
indicate by check mark whether by furnishing information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PART 1. FINANCIAL INFORMATION

ITEM 1.	FINANCIAL STATEMENTS
The accompanying unaudited condensed consolidated interim financial statements do not include all information and footnotes required by International Financial Reporting Standards as issued by the IASB (IFRS), for a complete set of annual financial statements. However, in the opinion of management, all adjustments (which consist only of normal recurring adjustments) necessary for a fair presentation of the results of operations for the relevant periods have been made. Results for the interim periods are not necessarily indicative of the results to be expected for the year or any other period. These financial statements should be read in conjunction with the summary of accounting policies and the notes to the consolidated financial statements included in the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2010, a copy of which has been filed with the U.S. Securities and Exchange Commission. These policies have been applied on a consistent basis with the exception of the changes as a result of the transition to IFRS, as disclosed in note 13 to these statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Condensed Consolidated Income Statements
(Expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010

Auction revenues	$114,524	$103,300	$202,987	$186,844
Direct expenses (note 4)	15,281	14,468	24,214	25,153

	99,243	88,832	178,773	161,691

Selling, general and administrative expenses (note 4)	62,483	53,841	122,668	106,785

Earnings from operations	36,760	34,991	56,105	54,906

Other income (expense):
Foreign exchange gain (loss)	(87)	568	(574)	138
Gain on disposition of property, plant and equipment	4	1,146	3,643	1,231
Other	1,335	591	2,019	313

	1,252	2,305	5,088	1,682

Finance income (costs):
Finance income	606	618	1,286	1,229
Finance costs	(1,455)	(1,022)	(2,912)	(2,300)

	(849)	(404)	(1,626)	(1,071)

Earnings before income taxes	37,163	36,892	59,567	55,517

Income tax expense (recovery) (note 5):
Current	8,476	9,008	12,436	15,257
Deferred	1,924	1,830	3,798	1,499

	10,400	10,838	16,234	16,756

Net earnings	$26,763	$26,054	$43,333	$38,761

Net earnings per share (note 6):
Basic	$0.25	$0.25	$0.41	$0.37
Diluted	$0.25	$0.25	$0.41	$0.37

Weighted average number of shares outstanding:
Basic	106,168,275	105,506,627	105,989,978	105,459,956
Diluted	106,960,860	106,106,215	106,809,634	106,136,459
See accompanying notes to condensed consolidated interim financial statements.
These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on August 3, 2011

/s/ Beverley A Briscoe	/s/ Peter J Blake
Beverley A Briscoe	Peter J Blake
Director	Chief Executive Officer

RITCHIE BROS. AUCTIONEERS INCORPORATED
Condensed Consolidated Statements of Comprehensive Income
(Expressed in thousands of United States dollars)
(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010

Net earnings	$26,763	$26,054	$43,333	$38,761

Other comprehensive income (loss):
Foreign currency translation adjustment	6,202	(15,958)	16,840	(19,987)

Total comprehensive income	$32,965	$10,096	$60,173	$18,774

See accompanying notes to condensed consolidated interim financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Condensed Consolidated Balance Sheets
(Expressed in thousands of United States dollars)
(Unaudited)

	June 30,	December 31,	January 1,
	2011	2010	2010

Assets

Current assets:
Cash and cash equivalents	$220,100	$68,185	$122,596
Trade and other receivables	147,465	59,818	51,963
Inventory	40,274	26,533	6,640
Advances against auction contracts	3,040	2,379	4,574
Prepaid expenses and deposits	9,938	10,565	8,131
Assets held for sale	—	421	3,675
Current portion of loan receivable	108	105	100
Current other assets	4	37	165
Income taxes receivable	9,699	14,635	3,824

	430,628	182,678	201,668

Property, plant and equipment (note 7)	649,047	618,984	590,108
Investment property (note 8)	8,567	8,246	7,837
Loan receivable	4,972	5,026	5,131
Other non-current assets	8,539	6,227	5,666
Goodwill	46,713	46,254	45,593
Deferred tax assets	2,592	5,143	3,485

	$1,151,058	$872,558	$859,488

Liabilities and Shareholders’ Equity

Current liabilities:
Auction proceeds payable	$238,138	$46,463	$74,726
Trade and other payables	89,358	87,685	88,402
Income taxes payable	966	1,900	—
Current borrowings (note 9)	29,373	1,087	19,326

	357,835	137,135	182,454

Non-current borrowings (note 9)	139,157	135,886	116,137
Other non-current liabilities	3,990	1,659	1,254
Deferred tax liabilities	19,693	18,011	13,565

	520,675	292,691	313,410

Shareholders’ equity:
Share capital (note 10)	115,213	103,978	99,980
Additional paid-in capital	22,467	21,101	18,239
Retained earnings	471,343	450,268	427,859
Foreign currency translation reserve	21,360	4,520	—

	630,383	579,867	546,078

	$1,151,058	$872,558	$859,488

Contingencies (note 12)
See accompanying notes to condensed consolidated interim financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Condensed Consolidated Statements of Changes in Equity
(Expressed in thousands of United States dollars, except share amounts)
(Unaudited)

					Foreign
	Share Capital		Additional		Currency	Total
	Number of		Paid-In	Retained	Translation	Shareholders’
	Shares	Amount	Capital	Earnings	Reserve	Equity

Balance, January 1, 2010	105,378,620	$99,980	$18,239	$427,859	$—	$546,078

Total comprehensive income
Net earnings	—	—	—	38,761	—	38,761
Foreign currency translation adjustment	—	—	—	—	(19,987)	(19,987)

	—	—	—	38,761	(19,987)	18,774

Exercise of stock options	151,266	2,548	(473)	—	—	2,075
Share based compensation tax adjustment	—	—	(1,433)	—	—	(1,433)
Share based compensation expense (note 11(b))	—	—	1,555	—	—	1,555
Cash dividends paid	—	—	—	(21,093)	—	(21,093)

Balance, June 30, 2010	105,529,886	102,528	17,888	445,527	(19,987)	545,956

Total comprehensive income
Net earnings	—	—	—	26,914	—	26,914
Foreign currency translation adjustment	—	—	—	—	24,507	24,507

	—	—	—	26,914	24,507	51,421

Exercise of stock options	118,149	1,450	(245)	—	—	1,205
Share based compensation tax adjustment	—	—	1,622	—	—	1,622
Share based compensation expense	—	—	1,836	—	—	1,836
Cash dividends paid	—	—	—	(22,173)	—	(22,173)

Balance, December 31, 2010	105,648,035	103,978	21,101	450,268	4,520	579,867

Total comprehensive income
Net earnings	—	—	—	43,333	—	43,333
Foreign currency translation adjustment	—	—	—	—	16,840	16,840

	—	—	—	43,333	16,840	60,173

Exercise of stock options	663,102	11,235	(2,138)	—	—	9,097
Share based compensation tax adjustment	—	—	1,561	—	—	1,561
Share based compensation expense (note 11(b))	—	—	1,943	—	—	1,943
Cash dividends paid	—	—	—	(22,258)	—	(22,258)

Balance, June 30, 2011	106,311,137	$115,213	$22,467	$471,343	$21,360	$630,383

See accompanying notes to condensed consolidated interim financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Condensed Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2011	2010	2011	2010

Cash provided by (used in):
Operating activities:
Net earnings	$26,763	$26,054	$43,333	$38,761
Items before changes in non-cash working capital:
Depreciation	10,793	9,138	21,105	15,547
Share based compensation expense	942	831	1,943	1,555
Deferred income tax expense (recovery)	1,924	1,885	3,798	1,499
Foreign exchange loss	87	(568)	574	(138)
Net gain on disposition of property, plant and equipment	(4)	(1,146)	(3,643)	(1,231)
Changes in non-cash working capital:
Trade and other receivables	14,474	11,191	(84,979)	(34,216)
Inventory	23,523	11,996	(12,420)	(3,428)
Advances against auction contracts	9,808	(553)	(555)	(3,162)
Prepaid expenses and deposits	522	(750)	1,213	(2,111)
Income taxes receivable	1,885	(9,096)	4,936	(6,506)
Income taxes payable	4,909	14,984	5,019	18,651
Auction proceeds payable	30,792	(39,556)	188,226	105,934
Trade and other payables	(13,629)	(10,310)	2,777	(16,982)
Other	921	112	(1,160)	(284)
Interest paid	(1,578)	(1,838)	(3,192)	(3,690)
Income taxes paid	(5,066)	(11,800)	(5,799)	(15,467)

Net cash generated by operating activities	107,066	574	161,176	94,732

Investing activities:
Property, plant and equipment additions	(22,397)	(16,969)	(37,188)	(35,901)
Proceeds on disposition of property, plant and equipment	3,552	5,358	8,221	5,968
Decrease / (Increase) in other assets	(208)	(2,083)	(2,174)	(785)

Net cash used in investing activities	(19,053)	(13,694)	(31,141)	(30,718)

Financing activities:
Issuance of share capital	3,818	1,060	9,097	2,075
Dividends on common shares	(11,149)	(10,553)	(22,258)	(21,093)
Issuance of short-term borrowings	5,224	1,775	54,171	1,853
Repayment of short-term borrowings	(26,000)	—	(26,000)	(4,897)
Other	(94)	61	1,742	106

Net cash generated by (used in) financing activities	(28,201)	(7,657)	16,752	(21,956)

Effect of changes in foreign currency rates on cash and cash equivalents	2,699	(6,694)	5,128	(6,973)

Increase in cash and cash equivalents	62,511	(27,471)	151,915	35,085
Cash and cash equivalents, beginning of period	157,589	185,152	68,185	122,596

Cash and cash equivalents, end of period	$220,100	$157,681	$220,100	$157,681

See accompanying notes to condensed consolidated interim financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2011 and 2010
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)
1.	General information:
Ritchie Bros. Auctioneers Incorporated and its subsidiaries (collectively referred to as the “Company”) sell used and unused industrial equipment and other assets for the construction, transportation, material handling, mining, forestry, petroleum, agricultural and other industries at its unreserved auctions worldwide.
Ritchie Bros. Auctioneers Incorporated is a company incorporated in Canada whose shares are publicly traded on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE). It was amalgamated in December 1997 under the Canada Business Corporations Act. The address of its registered office is located at 1300 — 777 Dunsmuir Street, Vancouver, British Columbia, Canada.
2.	Select significant accounting policies:
(a)	Basis of preparation:
These condensed consolidated interim financial statements including comparatives present the consolidated income statements, statements of comprehensive income, balance sheets, statements of changes in equity and statements of cash flows of the Company. The condensed consolidated interim financial statements have been prepared on the historical cost basis, except for cash flows and cash and cash equivalents, the financial instrument valued at fair value through profit and loss that is measured at fair value. A summary of the principal accounting policies is set out below.
(b)	Statement of compliance:
The condensed consolidated interim financial statements of the Company have been prepared under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board incorporating Interpretations issued by the IFRS Interpretations Committee (“IFRICs”), and complying with the Canada Business Corporations Act 1997. These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. These condensed consolidated interim financial statements have been prepared in accordance with the accounting policies the Company expects to adopt in its December 31, 2011 consolidated annual financial statements. These accounting policies are based on the IFRS and IFRICs that the Company expects to be applicable at that time. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.
The disclosures concerning the transition from pre-changeover Canadian Generally Accepted Accounting Principles (“previous GAAP”) to IFRS are included in the First-time adoption of IFRS note (note 11). In preparing these condensed consolidated interim financial statements, management has amended certain accounting methods formerly applied in the previous GAAP financial statements to comply with IFRS. The comparative figures for 2010 have been restated to reflect these adjustments.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2011 and 2010
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)
(c)	Basis of consolidation:
(i) Subsidiaries:
The condensed consolidated interim financial statements incorporate the assets and liabilities of all subsidiaries of Ritchie Bros. Auctioneers Incorporated for all periods presented and the results of all subsidiaries for the periods then ended.
Subsidiaries are all those entities which the Company controls, i.e. has the power to govern the financial and operating policies, generally accompanying an equity holding of more than one-half of the voting rights.
Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases. The accounting policies of subsidiaries are changed when necessary to align them with the policies adopted by the Company.
Inter-entity transactions, balances and unrealized gains on transactions between entities within the consolidated company are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of impairment of the asset transferred. The Company’s accounting policies are applied consistently throughout the organization.
(ii) Ultimate parent entity
Ritchie Bros. Auctioneers Incorporated is the ultimate parent entity of the consolidated company.
(d)	Revenue recognition:
Auction revenues are comprised mostly of auction commissions, which are earned by the Company acting as an agent for consignors of equipment and other assets, but also include net profits on the sale of inventory, internet purchase fees, administrative and documentation fees on the sale of certain lots, and auction advertising fees.
Auction commissions represent the percentage earned by the Company on the gross proceeds from equipment and other assets sold at auction. The majority of auction commissions are earned as a pre-negotiated fixed rate of the gross selling price. Other commissions are earned when the Company guarantees a certain level of proceeds to a consignor. This type of commission typically includes a pre-negotiated percentage of the guaranteed gross proceeds plus a percentage of proceeds in excess of the guaranteed amount. If actual auction proceeds are less than the guaranteed amount, commission is reduced; if proceeds are sufficiently lower, the Company can incur a loss on the sale. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is completed. If a loss relating to a guarantee contract held at the period end to be sold after the period end is known at the financial statement reporting date, the loss is accrued in the financial statements for that period. The Company’s exposure from these guarantee contracts fluctuates over time (see contingencies note 9).

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2011 and 2010
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)
Auction revenues also include auction fees and net profit on the sale of inventory items. In some cases the Company temporarily acquires title to items for a short time prior to a particular auction sale; the revenue recorded is the net gain or loss on the sale of the items.
Revenue is measured at the fair value of the consideration received or receivable. Revenue is shown net of value-added tax and duties.
The Company recognizes revenue when the auction sale is complete and the Company has determined that the auction proceeds are collectible.
(e)	Foreign currency translation:
The parent entity’s presentation and functional currency is the United States dollar. The functional currency for each of the parent entity’s subsidiaries is the currency of the primary economic environment, which is usually the currency of the country of residency. Accordingly, the financial statements of the Company’s subsidiaries that are not denominated in United States dollars have been translated into United States dollars using the exchange rate at the end of each reporting period for asset and liability amounts and the monthly average exchange rate for amounts included in the determination of earnings. Any gains or losses from the translation of asset and liability amounts are included in foreign currency translation reserve in other comprehensive income, which is included as a separate component of shareholders’ equity.
In preparing the financial statements of the individual subsidiaries, transactions in currencies other than the entity’s functional currency are recognized at the rates of exchange prevailing at the dates of the transaction. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Foreign currency differences arising on retranslation are recognized in profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.
(f)	Cash and cash equivalents:
Cash and cash equivalents is comprised of cash on hand, deposits with financial institutions, and other short-term, highly liquid investments with original maturities of three months or less when acquired, that are readily convertible to known amounts of cash.
(g)	Inventory:
Inventory is represented by goods held for auction and has been valued at the lower of cost, determined by the specific identification method, and net realizable value.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2011 and 2010
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)
(h)	Financial instruments:
(i) Recognition of financial instruments:
Financial instruments are recognized when the Company becomes a party to the contractual provisions of the instrument.
Financial assets are derecognized when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset, and substantially all the risks and rewards of ownership of the asset, to another entity.
Financial liabilities are derecognized when the Company’s obligations are discharged, cancelled or they expire.
(ii) Financial assets at fair value through profit or loss:
Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified as held for trading if it has been acquired principally for the purpose of selling in the short term or if so designated by management and meets the criteria to designate at fair value. The policy of management is to designate a financial asset as held for trading if the possibility exists that it will be sold in the short term and the asset is subject to frequent changes in fair value.
Financial assets at fair value through profit or loss are stated at fair value, with any resultant gain or loss recognized in the income statement. The net gain or loss recognized in the income statement incorporates any dividends or interest earned on the financial asset.
Assets in this category are classified as current assets and are cash and cash equivalents on the balance sheet.
(iii) Loans and receivables:
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Company provides services with no intention of selling the receivable. They are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short term receivables when the recognition of interest would be immaterial.
Assets in this category are classified as current assets, except for those with maturities greater than 12 months after the balance sheet date, which are classified as non-current assets. Loans and receivables are trade and other receivables, advances against auction contracts and other current assets on the balance sheet.
(iv) Effective interest method:
The effective interest method is a method of calculating the amortized cost of a financial asset or financial liability and of allocating interest income or interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash receipts or payments (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs, and other premiums or discounts) through the expected life of the financial asset or financial liability, or, where appropriate, a shorter period.
Income is recognized on an effective interest basis for debt instruments other than those financial assets designated as fair value through profit or loss.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2011 and 2010
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)
(v) Impairment of financial assets:
Financial assets, other than those at fair value through profit or loss, are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted. Objective evidence of impairment could include:
a.	Significant financial difficulty of the issuer or counterparty;

b.	Default or delinquency in interest or principal payments; or

c.	It becoming probable that the borrower will enter bankruptcy or financial re-organization.
For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.
The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.
(vi) Financial liabilities:
Trade and other payables, auction proceeds payable, other liabilities and borrowings are measured at amortized cost using the effective interest method. Transaction costs are offset against the outstanding principal of the related debts and are amortized using the effective interest rate method.
(i)	Property, plant and equipment:
All property, plant and equipment are stated at cost less accumulated depreciation. Cost includes all expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to working condition for their intended use, the costs of dismantling and removing items and restoring the site on which they are located (if applicable) and capitalized interest on qualifying assets. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All repairs and maintenance costs are charged to profit or loss during the financial period in which they are incurred. Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized net within other income in profit or loss.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2011 and 2010
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)
When major components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment and depreciated over their respective lives. Depreciation is provided to charge the cost of the assets to operations over their estimated useful lives based on their usage as follows:

Asset	Basis	Rate/term
Improvements	declining balance	10%
Buildings	straight-line	30 years
Computer software	straight-line	3 - 5 years
Yard equipment	declining balance	20-30%
Automotive equipment	declining balance	30%
Computer equipment	straight-line	3 - 5 years
Office equipment	declining balance	20%
Leasehold improvements	straight-line	Terms of leases
No depreciation is provided on freehold land or on assets in the course of construction or development.
Property, plant and equipment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Where assets are to be taken out of use, an impairment charge is levied. Where assets’ useful lives are shortened, an estimate is made of their new lives and an accelerated depreciation charge is levied.
At the end of each reporting period, the Company reviews the carrying amounts of property, plant and equipment to determine whether depreciation policies and useful lives remain appropriate and also if there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit (“CGU”) to which the asset belongs. CGUs are identified as the smallest group of assets that includes the asset and generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of the CGU is determined as the higher of fair value less costs to sell and value in use. The value in use is calculated by applying a pre-tax discounted cash flow modeling to management’s projection of future cash flows and any impairment is determined by comparing the carrying value with the value in use. If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2011 and 2010
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)
Legal obligations to retire and constructive obligations to restore property, plant and equipment and assets under operating leases are recorded at management’s best estimate in the period in which they are incurred, if a reasonable estimate can be made, with a corresponding increase in asset carrying value. The liability is accreted to face value over the remaining estimated useful life of the asset. The Company does not have any significant asset retirement obligations.
(j)	Goodwill:
Goodwill represents non-identifiable intangible assets acquired on business combinations. Goodwill is not amortized and is tested for impairment at least annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Goodwill acquired in a business combination is allocated to the CGU, or the group of CGUs, that is expected to benefit from the synergies of the combination. This allocation is subject to an operating segment ceiling test and reflects the lowest level at which that goodwill is monitored for internal reporting purposes. The impairment test compares the carrying amount of the goodwill against its implied fair value. To the extent that the carrying amount of goodwill exceeds its fair value, an impairment loss is charged against profit or loss.
(k)	Investment property:
The Company’s investment property is held for capital appreciation, not for sale in the ordinary course of business or for administrative purposes, and is carried at cost.
(l)	Non-current assets held for sale:
Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. Immediately before classification as held for sale, the assets, or components of a disposal group, are measured at carrying amount in accordance with the Company’s accounting policies. Thereafter the assets, or disposal group, are measured at the lower of their carrying amount and fair value less cost to sell. Any impairment loss on a disposal group first is allocated to goodwill, and then to remaining assets and liabilities on a pro rata basis. Impairment losses on initial classification as held for sale and subsequent gains or losses on remeasurement are recognized in profit or loss.
(m)	Share-based payments:
The Company has a stock-based compensation plan, which is described in the share based payment note. The Company uses a fair value method to account for employee share-based compensation; cost attributable to options granted to employees is measured at the fair value of the underlying option at the grant date using the Black-Scholes option pricing model. Details regarding this determination are described in note 11. Compensation expense is recognized over the period in which the service conditions are fulfilled with a corresponding increase to equity, ending on the date the employees become fully entitled to the award. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to equity.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2011 and 2010
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)
(n)	Taxes:
Income tax expense represents the sum of current tax expense and deferred tax expense.
(i) Current tax:
The current tax expense is based on taxable profit for the period and includes any adjustments to tax payable in respect of previous years. Taxable profit differs from profit as reported in the condensed consolidated income statement because it excludes items of income or expense that are taxable or deductible in other periods and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.
(ii) Deferred tax:
Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.
Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.
A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2011 and 2010
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.
(iii) Current and deferred tax for the period:
Current and deferred tax are recognized as an expense or income in profit or loss, except when they relate to items credited or debited directly to equity, in which case the tax is also recognized directly in equity, or where they arise from the initial accounting for a business combination.
(o)	Net earnings per share:
Net earnings per share has been calculated based on the weighted average number of common shares outstanding. Diluted net earnings per share has been calculated after giving effect to outstanding dilutive options calculated by adjusting the profit or loss attributable to shareholders and the weighted average number of shares outstanding for all dilutive shares.
(p)	New and amended accounting standards:
At the date of authorization of these financial statements, the following applicable standards and interpretations were issued but not yet effective:
•
In 2009, the IASB issued the first part of IFRS 9 Financial Instruments - Classification & Measurement. This standard is anticipated to be effective for periods starting on or after January 1, 2015. The Company is currently evaluating the impact of these new standards on its consolidated financial statements.

•
In May 2011, the IASB issued new standards addressing scope of reporting entity. IFRS 10: Consolidated Financial Statements, IFRS 11: Joint Arrangements, IFRS 12: Disclosure of Interests in Other Entities. These new standards are effective for years beginning on or after January 1, 2013. The IASB also renamed IAS 27 as Separate Financial Statements, to reflect that the content now only deals with such. The Company is currently evaluating the impact of these new standards on its consolidated financial statements.

•
In May 2011, the IASB also issued IFRS 13: Fair Value Measurement intended to provide a single source of guidance on how to measure fair value where it is already required or permitted by another IFRS, enhancing disclosure requirements for information about fair value measurements. This new standards are effective for years beginning on or after January 1, 2013. The Company is currently evaluating the impact of these new standards on its consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2011 and 2010
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)
3.	Critical accounting estimates and judgments:
The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies and assumptions. Estimates and judgments are continually evaluated and are based on historical experience and other factors including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities are depreciation methods; valuation of inventory; valuation and recognition of income taxes; valuation of commitments under guarantee contracts; and the calculation of share based payments.
4. Expenses by nature:
The Company classifies expenses according to function in the condensed consolidated income statements. The following items are listed by function into additional components by nature:
Direct Expenses

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010

Employee compensation expense	$4,932	$5,362	$8,271	$8,679
Travel, advertising and promotion	6,401	6,737	9,393	11,190
Other direct expenses	3,948	2,369	6,550	5,284

	$15,281	$14,468	$24,214	$25,153

Selling, general and administrative expenses

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010

Employee compensation expense	$33,741	$27,121	$65,542	$55,936
Buildings & facilities	9,408	9,357	19,003	19,083
Travel, advertising and promotion	3,462	3,265	7,649	6,694
Other general and administrative expenses	5,079	4,960	9,369	9,525

	$51,690	$44,703	$101,563	$91,238

Depreciation	10,793	9,138	21,105	15,547

	$62,483	$53,841	$122,668	$106,785

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2011 and 2010
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)
5.	Income taxes:
Income tax expense is recognized based on management’s best estimate of the annual income tax rate expected by jurisdiction for the full financial year applied to the pre-tax income of the interim period. The Company’s consolidated effective tax rate in respect of operations for the six months ended June 30, 2011 was 27.2% (six months ended June 30, 2010: 30.2%). The change in effective tax rate was caused mainly by the following factors:
•	A greater proportion of earnings in the period ended June 30, 2011 are subject to tax in jurisdictions with lower tax rates.

•	In the period ended June 30, 2011, a gain on disposition of PP&E was recorded which is subject to a relatively lower rate of tax.
6.	Earnings per share:

	Three months ended June 30, 2011			Six months ended June 30, 2011
			Per share			Per share
	Net earnings	Shares	amount	Net earnings	Shares	amount

Basic net earnings per share	$26,763	106,168,275	$0.25	$43,333	105,989,978	$0.41
Effect of dilutive securities:
Stock options	—	792,585	—	—	819,656	—

Diluted net earnings per share	$26,763	106,960,860	$0.25	$43,333	106,809,634	$0.41

	Three months ended June 30, 2010			Six months ended June 30, 2010
			Per share			Per share
	Net earnings	Shares	amount	Net earnings	Shares	amount

Basic net earnings per share	$26,054	105,506,627	$0.25	$38,761	105,459,956	$0.37
Effect of dilutive securities:
Stock options	—	599,588	—	—	676,503	—

Diluted net earnings per share	$26,054	106,106,215	$0.25	$38,761	106,136,459	$0.37

For the six months ended June 30, 2011, no outstanding stock options were excluded from the calculation of diluted earnings per share (2010: 1,034,563).

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2011 and 2010
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)
7.	Property, plant and equipment:

			Land, buildings and	Yard and	Computer	Computer softw are
	Land and		leasehold improvements	automotive	softw are and	and equipment under	Office	Leasehold
	improvements	Buildings	under development	equipment	equipment	development	equipment	improvements	Total

Cost:
Balance, January 1, 2010	$286,297	$232,160	$57,367	$49,069	$44,184	$14,084	$17,275	$4,396	$704,832
Additions	51	109	44,810	7,116	843	11,067	540	1,066	65,602
Disposals	(544)	(2,812)	—	(5,160)	(4,229)	—	(727)	—	(13,472)
Transfers from property under development to completed assets	47,285	24,059	(84,518)	2,842	23,836	(23,836)	2,848	7,484	—
Reclassified as held for sale	(436)	(87)	—	—	—	—	—	—	(523)
Foreign exchange movement	5,617	4,662	(2,356)	663	2,874	473	372	(12)	12,293

Balance, December 31, 2010	$338,270	$258,091	$15,303	$54,530	$67,508	$1,788	$20,308	$12,934	$768,732
Additions	370	97	27,777	3,785	1,855	4,697	104	44	38,729
Disposals	(2,418)	(98)	—	(2,830)	(14)	—	(73)	(16)	(5,449)
Transfers from property under development to completed assets	3,010	(43)	(3,378)	263	1,443	(1,443)	25	123	—
Foreign exchange movement	9,244	5,960	(615)	1,734	1,422	(147)	770	847	19,215

Balance, June 30, 2011	$348,476	$264,007	$39,087	$57,482	$72,214	$4,895	$21,134	$13,932	$821,227

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2011 and 2010
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)
7.	Property, plant and equipment (continued):

			Land, buildings and	Yard and	Computer	Computer softw are
	Land and		leasehold improvements	automotive	softw are and	and equipment under	Office	Leasehold
	improvements	Buildings	under development	equipment	equipment	development	equipment	improvements	Total

Accumulated depreciation:
Balance, January 1, 2010	$(19,684)	$(40,882)	$—	$(21,756)	$(22,853)	$—	$(6,998)	$(2,551)	$(114,724)
Depreciation for the year	(5,109)	(8,866)	—	(7,835)	(12,556)	—	(2,603)	(844)	(37,813)
Disposals	117	1,579	—	3,240	(313)	—	694	—	5,317
Reclassified as held for sale	71	33	—	—	—	—	—	—	104
Foreign exchange movement	13	(661)	—	(297)	(1,599)	—	(94)	6	(2,632)

Balance, December 31, 2010	$(24,592)	$(48,797)	$—	$(26,648)	$(37,321)	$—	$(9,001)	$(3,389)	$(149,748)
Depreciation for the period	(3,734)	(4,587)	—	(3,714)	(7,177)	—	(1,184)	(709)	(21,105)
Disposals	—	22	—	1,797	639	—	12	—	2,470
Foreign exchange movement	(361)	(1,052)	—	(689)	(1,384)	—	(233)	(78)	(3,797)

Balance, June 30, 2011	$(28,687)	$(54,414)	$—	$(29,254)	$(45,243)	$—	$(10,406)	$(4,176)	$(172,180)

Net carrying amount:
As at January 1, 2010	$266,613	$191,278	$57,367	$27,313	$21,331	$14,084	$10,277	$1,845	$590,108

As at December 31, 2010	$313,678	$209,294	$15,303	$27,882	$30,187	$1,788	$11,307	$9,545	$618,984

As at June 30, 2011	$319,789	$209,593	$39,087	$28,228	$26,971	$4,895	$10,728	$9,756	$649,047

During the six months, interest of $452,000 (2010: $1,510,000) was capitalized to the cost of buildings under development.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2011 and 2010
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)
8.	Investment property:

	June 30,	December 31,	January 1,
	2011	2010	2010

Investment Property	$8,567	$8,246	$7,837
Investment property held at the balance sheet date is comprised of land and site improvements which are non-depreciating asset categories. The fair value of investment property as at January 1, 2010 was approximately $39 million; there was no significant change in real estate prices in the geographies where investment property is held for the period from January 1, 2010 to June 30, 2011. The fair value of the Company’s investment property has been arrived at on the basis of a valuation carried out at January 1, 2010 by local real estate agents not related to the Company. These agents are members of appropriate real estate associations for their jurisdiction, and have the appropriate recent experience in the valuation of properties in the relevant locations. The valuation was arrived at by reference to market evidence of transaction prices for similar properties.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2011 and 2010
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)
9.	Borrowings:

	June 30,	December 31,	January 1,
	2011	2010	2010

Current Borrowings	$29,373	$1,087	$19,326

Non-Current Borrowings:

Term loan, denominated in Canadian dollars, unsecured, bearing interest at 6.385%, due in quarterly installments of interest only, with full amount of the principal due in 2016.	$62,121	$59,977	$56,889

Term loan, denominated in United States dollars, unsecured, bearing interest at 5.61%, due in quarterly installments of interest only, with the full amount of the principal due in 2011.	—	29,998	29,966

Revolving loan, denominated in Canadian dollars, unsecured, bearing interest at Canadian bankers’ acceptance rate plus a margin between 0.65% and 1.00%, due in monthly installments of interest only. The revolving credit facility is available until 2014.	32,036	30,911	29,282

Term loan, denominated in United States dollars, unsecured, bearing interest at a base rate of 1.65% plus a margin between 0.65% and 1.00%, due in quarterly installments of interest only, with the full amount of the principal due in 2013.	15,000	15,000	—

Term loan, denominated in United States dollars, unsecured, bearing interest at a base rate of 1.16% plus a margin between 0.65% and 1.00%, due in quarterly installments of interest only, with the full amount of the principal due in 2013.	30,000	—	—

Sub-total Non-current borrowings	$139,157	$135,886	$116,137

Total Borrowings	$168,530	$136,973	$135,463

Current borrowings at June 30, 2011 are comprised of drawings in different currencies on the Company’s committed revolving credit facility. These have a weighted average interest rate of 3.27% at the end of this reporting period.
10.	Share capital:
(a)	Authorized:
Unlimited number of common shares, without par value.
Unlimited number of senior preferred shares, without par value, issuable in series.
Unlimited number of junior preferred shares, without par value, issuable in series.
(b)	Issued:

All issued shares are fully paid. No preferred shares have been issued.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2011 and 2010
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)
11.	Share-based payment:
(a)	Stock options:

Stock option activity for the six months ended June 30, 2011 and the year ended December 31, 2010 is presented below:

	Common Shares	Weighted Average
	Under Option	Exercise Price

Outstanding, January 1, 2010	2,922,587	$15.13
Granted	591,704	21.79
Exercised	(269,415)	12.17
Forfeited	(10,100)	24.39
Expired	—	—

Outstanding, December 31, 2010	3,234,776	16.57
Granted	487,650	25.91
Exercised	(663,102)	13.72
Forfeited	(5,763)	22.92
Expired	—	—

Outstanding, June 30, 2011	3,053,561	$18.67

Exercisable as at June 30, 2011	2,149,256	$17.10

Exercisable as at December 31, 2010	2,256,031	$15.55
The stock options outstanding at June 30, 2011 expire on dates ranging to March 3, 2021.
The following is a summary of stock options outstanding and exercisable at June 30, 2011:

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
Range of	Number	Remaining	Exercise	Number	Exercise
Exercise Prices	Outstanding	Life (years)	Price	Exercisable	Price

$3.89 – $4.35	27,800	0.6	$4.35	27,800	$4.35
$5.18	90,724	1.6	5.18	90,724	5.18
$8.82 – $10.80	207,781	3.1	9.85	207,781	9.85
$14.23 – $14.70	977,835	6.9	14.55	781,561	14.56
$18.67 – $19.23	332,441	5.7	18.68	326,400	18.67
$21.82	530,867	8.7	21.82	316,527	21.82
$24.39 – $25.91	886,113	8.3	25.24	398,463	24.41

	3,053,561			2,149,256

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2011 and 2010
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)
(b)	Share-based compensation:
During the six months ended June 30, 2011, the Company recognized compensation cost of $1,943,000 (2010: $1,555,000) in respect of options granted under its stock option plan. This amount was calculated in accordance with the fair value method of accounting.
The fair value of the stock option grants was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	2011	2010

Risk free interest rate	2.3%	2.7%
Expected dividend yield	1.62%	1.83%
Expected lives of options	5 years	5 years
Expected volatility	34.9%	34.4%
The weighted average grant date fair value of options granted during the six months ended June 30, 2011 was $7.77 per option (2010: $6.42). The fair value method requires that this amount be amortized over the relevant vesting periods of the underlying options.
12.	Contingencies:
(a)	Legal and other claims:
The Company is subject to legal and other claims that arise in the ordinary course of its business. The Company does not believe that the results of these claims will have a material effect on the Company’s balance sheet or income statement.
(b)	Guarantee contracts:
In the normal course of its business, the Company will in certain situations guarantee to a consignor a minimum level of proceeds in connection with the sale at auction of that consignor’s equipment. At June 30, 2011, total outstanding guarantees under contract were $25,091,000 for industrial equipment, all of which were due to be sold prior to the end of the third quarter of 2011 (December 31, 2010: $7,860,000 to be sold prior to the end of the second quarter of 2011). The Company also had guarantees under contract totalling $8,374,000 relating to agricultural auctions, all of which were due to be sold prior to the end of the second quarter of 2012 (December 31, 2010: $21,008,000 to be sold prior to the end of the second quarter of 2011). The outstanding guarantee amounts are undiscounted and before estimated proceeds from sale at auction.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2011 and 2010
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)
13.	First-time adoption of IFRS:
These consolidated financial statements are prepared in accordance with IFRS. The significant accounting policies in note 2 have been applied in preparing these condensed consolidated interim financial statements. This includes the comparative information for the periods ended June 30, 2010, December 31, 2010, and the preparation of an opening IFRS balance sheet on the date of transition to IFRS (“Transition Date”), January 1, 2010.
The guidance for first-time adoption of IFRS is set out in IFRS 1 First-time Adoption of IFRS. IFRS 1 requires that the standards are applied retrospectively at the Transition Date with all adjustment to assets and liabilities taken to retained earnings, unless certain exemptions are applied. The Company elected to take the following IFRS 1 optional exemptions:
•	to apply the requirements of IFRS 3 Business Combinations prospectively from the Transition Date;

•	to apply the requirements of IFRS 2 Share Based Payments only to equity instruments granted after November 7, 2002 which had not vested as of the Transition date; and

•	to transfer all foreign currency translation differences recognized as a separate component of equity to retained earnings as at the Transition Date.
IFRS 1 also outlines specific guidelines where a first-time adopter must not apply the standards retrospectively. The Company has complied with these mandatory exceptions from retrospective application.
In preparing the opening IFRS balance sheet and comparative information for the three and six months ended June 30, 2010, and the year ended December 31, 2010, the Company has adjusted amounts reported previously in financial statements prepared in accordance with previous GAAP. An explanation of how the transition from previous GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables and discussion.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2011 and 2010
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)
Reconciliation of net earnings

	Three months ended
	June 30, 2010
		Effect of
	Previous	Transition
	GAAP	to IFRS	Notes	IFRS

Auction revenues	$103,300			$103,300
Direct expenses	14,468			14,468

	88,832			88,832

Selling, general & administrative expenses	53,722	119	(e)	53,841

Earnings from operations	35,110	(119)		34,991

Other income (expense):
Foreign exchange loss	568			568
Gain on disposition of property,	1,146			1,146
Other	591			591

	2,305	—		2,305

Finance income (costs):
Finance income	618			618
Finance costs	(1,022)			(1,022)

	(404)	—		(404)

Earnings before income taxes	37,011	(119)		36,892

Income tax expense (recovery):
Current	9,008			9,008
Deferred	1,885	(55)	(e)	1,830

	10,893	(55)		10,838

Net earnings	$26,118	$(64)		$26,054

Net earnings per share:
Basic	$0.25			$0.25
Diluted	$0.25			$0.25

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2011 and 2010
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)
Reconciliation of net earnings

	Six months ended
	June 30, 2010
		Effect of
	Previous	Transition
	GAAP	to IFRS	Notes	IFRS

Auction revenues	$186,844			$186,844
Direct expenses	25,153			25,153

	161,691			161,691

Selling, general & administrative expenses	106,538	247	(e)	106,785

Earnings from operations	55,153	(247)		54,906

Other income (expense):
Foreign exchange loss	138			138
plant and equipment	1,231			1,231
Other	313			313

	1,682	—		1,682

Finance income (costs):
Finance income	1,229			1,229
Finance costs	(2,300)			(2,300)

	(1,071)	—		(1,071)

Earnings before income taxes	55,764	(247)		55,517

Income tax expense (recovery):
Current	15,257			15,257
Deferred	1,589	(90)	(e)	1,499

	16,846	(90)		16,756

Net earnings	$38,918	$(157)		$38,761

Net earnings per share:
Basic	$0.37			$0.37
Diluted	$0.37			$0.37

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2011 and 2010
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)
Reconciliation of net earnings

	Twelve months ended
	December 31, 2010
		Effect of
	Previous	Transition
	GAAP	to IFRS	Notes	IFRS

Auction revenues	$357,369			$357,369
Direct expenses	47,021			47,021

	310,348			310,348

Selling, general and administrative expenses	218,345	488	(e)	218,833

Earnings from operations	92,003	(488)		91,515

Other income (expense):
Foreign exchange loss	(49)			(49)
plant and equipment	250			250
Other	1,823			1,823

	2,024	—		2,024

Finance income (costs):
Finance income	2,035			2,035
Finance costs	(5,216)			(5,216)

	(3,181)	—		(3,181)

Earnings before income taxes	90,846	(488)		90,358

Income tax expense (recovery):
Current	21,992			21,992
Deferred	2,941	(250)	(d), (e)	2,691

	24,933	(250)		24,683

Net earnings	$65,913	$(238)		$65,675

Net earnings per share:
Basic	$0.62			$0.62
Diluted	$0.62			$0.62

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2011 and 2010
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)
Reconciliations of comprehensive income

	Three months ended June 30, 2010
		Effect of
	Previous	transition
	GAAP	to IFRS	Notes	IFRS

Net earnings	$26,118	$(64)		$26,054

Other comprehensive income (loss):
Foreign currency translation adjustment	(15,958)	—		(15,958)

Total comprehensive income	$10,160	$(64)		$10,096

	Six months ended June 30, 2010
		Effect of
	Previous	transition
	GAAP	to IFRS	Notes	IFRS

Net earnings	$38,918	$(157)		$38,761

Other comprehensive income (loss):
Foreign currency translation adjustment	(19,987)	—		(19,987)

Total comprehensive income	$18,931	$(157)		$18,774

	Twelve months ended December 31, 2010
		Effect of
	Previous	transition to
	GAAP	IFRS	Notes	IFRS

Net earnings	$65,913	$(238)		$65,675

Other comprehensive income (loss):
Foreign currency translation adjustment	4,520	—		4,520

Total comprehensive income	$70,433	$(238)		$70,195

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2011 and 2010
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)
Reconciliation of balance sheet

	January 1, 2010
		Effect of
	Previous	Transition to
	GAAP	IFRS	Notes	IFRS
Assets
Current assets:
Cash and cash equivalents	$122,596			$122,596
Trade and other receivables	51,963			51,963
Inventory	6,640			6,640
Advances against auction contracts	4,574			4,574
Prepaid expenses and deposits	8,131			8,131
Assets held for sale	—	3,675	(a)	3,675
Current portion of loan receivable	—	100	(g)	100
Current other assets	265	(100)	(g)	165
Income taxes receivable	3,824			3,824
Deferred tax asset	714	(714)	(b)	—

	198,707	2,961		201,668
Property, plant and equipment	597,945	(7,837)	(c)	590,108
Investment property	—	7,837	(c)	7,837
Loan receivable	—	5,131	(g)	5,131
Other non-current assets	14,472	(8,806)	(a), (g)	5,666
Goodwill	45,593			45,593
Deferred tax assets	1,104	2,381	(b) (d)	3,485

	$857,821	$1,667		$859,488

Liabilities and Shareholders’ Equity
Current liabilities:
Auction proceeds payable	$74,726			$74,726
Trade and other payables	88,402			88,402
Current borrowings	5,069	14,257	(h)	19,326

	168,197	14,257		182,454

Non-current borrowings	130,394	(14,257)	(h)	116,137
Other non-current liabilities	1,254			1,254
Deferred tax liabilities	13,565			13,565

	313,410			313,410
Shareholders’ equity:
Share capital	99,980			99,980
Additional paid-in capital	16,146	2,093	(d), (e)	18,239
Retained earnings	411,326	16,533	(e), (f)	427,859
Foreign currency translation reserve	16,959	(16,959)	(f)	—

	544,411	1,667		546,078

	$857,821	$1,667		$859,488

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2011 and 2010
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)
Reconciliation of balance sheet

	December 31, 2010
		Effect of
	Previous	Transition to
	GAAP	IFRS	Notes	IFRS
Assets
Current assets:
Cash and cash equivalents	$68,185			$68,185
Trade and other receivables	59,818			59,818
Inventory	26,533			26,533
Advances against auction contracts	2,379			2,379
Prepaid expenses and deposits	10,565			10,565
Assets held for sale	—	421	(a)	421
Current portion of loan receivable	—	105	(g)	105
Current other assets	142	(105)	(g)	37
Income taxes receivable	14,635			14,635
Deferred tax asset	211	(211)	(b)	—

	182,468	210		182,678

Property, plant and equipment	627,230	(8,246)	(c)	618,984
Investment property	—	8,246	(c)	8,246
Loan receivable	—	5,026	(g)	5,026
Other non-current assets	11,674	(5,447)	(a), (g)	6,227
Goodwill	46,254			46,254
Deferred tax assets	3,192	1,951	(b), (d), (e)	5,143

	$870,818	$1,740		$872,558

Liabilities and Shareholders’ Equity

Current liabilities:
Auction proceeds payable	$46,463			$46,463
Trade and other payables	87,685			87,685
Income taxes payable	1,900			1,900
Current borrowings	1,087			1,087

	137,135			137,135

Non-current borrowings	135,886			135,886
Other non-current liabilities	1,659			1,659
Deferred tax liabilities	18,011			18,011

	292,691			292,691

Shareholders’ equity:
Share capital	103,978			103,978
Additional paid-in capital	18,697	2,404	(d), (e)	21,101
Retained earnings	433,973	16,295	(d), (e), (f)	450,268
Foreign currency translation reserve	21,479	(16,959)	(f)	4,520

	578,127	1,740		579,867

	$870,818	$1,740		$872,558

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2011 and 2010
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)
Reconciliation of balance sheet

	June 30, 2010
		Effect of
	Previous	Transition to
	GAAP	IFRS	Notes	IFRS

Assets

Current assets:
Cash and cash equivalents	$157,681			$157,681
Trade and other receivables	82,093			82,093
Inventory	9,558			9,558
Advances against auction contracts	7,507			7,507
Prepaid expenses and deposits	9,889			9,889
Assets held for sale	—	657	(a)	657
Current portion of loan receivable	—	102	(g)	102
Current other assets	129	(129)	(g)	—
Income taxes receivable	10,397			10,397
Deferred tax asset	101	(101)	(b)	—

	277,355	529		277,884

Property, plant and equipment	600,224	(7,777)	(c)	592,447
Investment property	—	7,777	(c)	7,777
Loan receivable	—	5,080	(g)	5,080
Other non-current assets	12,152	(5,710)	(a), (g)	6,442
Goodwill	45,440			45,440
Deferred tax assets	2,859	313	(b) (d)	3,172

	$938,030	$212		$938,242

Liabilities and Shareholders’ Equity

Current liabilities:
Auction proceeds payable	$176,067			$176,067
Trade and other payables	64,970			64,970
Income taxes payable	3,184			3,184
Current borrowings	1,769			1,769

	245,990			245,990
Non-current borrowings	129,223			129,223
Other non-current liabilities	1,690			1,690
Deferred tax liabilities	15,383			15,383

	392,286			392,286
Shareholders’ equity:
Share capital	102,528			102,528
Additional paid-in capital	17,093	795	(d), (e)	17,888
Retained earnings	429,151	16,376	(d), (e), (f)	445,527
Foreign currency translation reserve	(3,028)	(16,959)	(f)	(19,987)

	545,744	212		545,956

	$938,030	$212		$938,242

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2011 and 2010
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)
Material adjustments to the Statements of Cash Flows
The adoption of IFRS has had no impact on the net cash flows of the Company. The changes made to the presentation of the statement of cash flows as a result of the transition to IFRS have resulted in reclassifications of various amounts, however as there have been no changes to the net operating, financing or investing cash flows, no reconciliations have been presented.
Notes to the IFRS reconciliations above:
(a) Reclassification of assets held for sale
As at January 1, 2010, December 31, 2010 and June 30, 2010, the Company held assets whose carrying amount would be recovered principally through a sale transaction, rather than through continuing use, and therefore met the criteria as “held for sale”. These are reclassified to current assets under IFRS.
(b) Deferred tax classification
Under previous GAAP, deferred tax assets and liabilities are classified as current or non-current as appropriate. IFRS does not allow the classification of a current portion of deferred tax, and therefore these amounts have been reclassified as non-current.
(c) Investment property
The Company owns certain properties that were classified as property, plant and equipment under previous GAAP and meet the definition of an investment property under IAS 40 Investment Property. This standard requires that the carrying value of these assets be disclosed separately on the face of the balance sheet; therefore, these amounts have been reclassified on transition to IFRS. The Company has chosen to continue to account for these assets using the cost method.
(d) Deferred tax on share-based payment
The Company issues share purchase options to employees who are resident in certain tax jurisdictions where the cost of granting this instrument can be deductible for tax purposes when exercised. IAS 12 requires the re-measurement of these options to reflect the value of the deduction based on the market price of the shares at each reporting date, and an adjustment to the deferred tax asset created when the award was issued. Previous GAAP required the measurement of the deferred tax asset to be recognized based on grant date fair value of the options. In revaluing the share purchase options vested but not exercised at the balance sheet date, an adjustment to increase deferred tax assets and additional paid-in capital has been recorded.
(e) Share based payments
Under previous GAAP, the Company recognized stock based compensation expense of awards that vest in multiple installments as if it were a single award. IFRS requires that each installment of option awards be treated as a separate option grant, because each installment has a different vesting period. Therefore the fair value of each installment is amortized over each installment’s vesting period, with an impact of decreasing net earnings. The cumulative impact is an increase in additional paid-in capital, a decrease in retained earnings and an increase to the deferred tax asset for options that are tax deductible upon exercise.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2011 and 2010
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Unaudited)
(f) Cumulative translation differences
On transition to IFRS, the Company has chosen to apply the election in IFRS 1 regarding IAS 21 The Effects of Changes in Foreign Exchange Rates for cumulative translation differences that existed at the date of transition to IFRS. This eliminates the cumulative translation difference and adjusts retained earnings by the same amount at the Transition Date.
(g) Reclassification of financial assets
Within other non-current assets the Company previously included a note receivable balance on a promissory note due from a third party entity. As this is a financial asset which was included in a line with non-financial assets, this has been reclassified for separate presentation under IFRS.
(h) Reclassification of non-current borrowings
Borrowings held at the period end which are due to be settled within twelve months of the balance sheet date are classified as current. Under previous GAAP, such obligations are classified as non-current when contractual arrangements have been made for settlement by a means other than current assets. However under IFRS they are only classified at non-current when the refinancing is with the same lender under same or similar terms.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Overview
The following discussion summarizes significant factors affecting the consolidated operating results and financial condition of Ritchie Bros. Auctioneers Incorporated (“Ritchie Bros.”, the “Company”, “we” or “us”) for the three- and six-month periods ended June 30, 2011 compared to the three- and six-month periods ended June 30, 2010. This discussion should be read in conjunction with our unaudited condensed consolidated interim financial statements and notes thereto for the three- and six-month periods ended June 30, 2011 and 2010, and with the disclosures below regarding forward-looking statements and risk factors. You should also consider our audited consolidated financial statements and notes thereto and our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2010, which are included in our 2010 Annual Report on Form 40-F.
The date of this discussion is as of August 2, 2011. Additional information relating to our Company, including our Annual Information Form, is available by accessing the SEDAR website at www.sedar.com. None of the information on the SEDAR website is incorporated by reference into this document by this or any other reference.
Amounts discussed below are presented in U.S. dollars and are based on our unaudited condensed consolidated interim financial statements prepared in accordance with International Financial Reporting Standards, or IFRS. We also disclose in this document financial results dating from before our transition to IFRS; these are identified by the title previous GAAP. Unless indicated otherwise, all tabular dollar amounts, including related footnotes, presented below are expressed in thousands of dollars, except per share amounts.
Ritchie Bros. is the world’s largest auctioneer of industrial equipment, selling more equipment to on-site and online bidders than any other company in the world. Our world headquarters are located in Vancouver, British Columbia, Canada, and as of the date of this discussion, we operated from over 110 locations in more than 25 countries, including 43 auction sites worldwide. Our purpose is to create compelling business solutions that enable the world’s builders to easily and confidently exchange equipment. We sell, through unreserved public auctions, a broad range of used and unused industrial assets, including equipment, trucks and other assets used in the construction, transportation, agricultural, material handling, mining, forestry, petroleum and marine industries.
We operate mainly in the auction segment of the global industrial equipment marketplace. Our primary target markets within that marketplace are the used equipment and truck sectors, which are large and fragmented. The world market for used equipment and trucks is driven by the cumulative supply of used equipment and trucks, which is affected by the ongoing production of new equipment and trucks and the motivation of equipment owners to realign and replace their fleets. Industry analysts estimate that the world-wide value of used equipment and truck transactions, of the type of equipment we sell at our auctions, is greater than $100 billion per year on average. Although we sell more used equipment than any other company in the world, we estimate that our share of this fragmented market is in the low to mid single digit range.

Typically, between 70-80% of the value of the items sold at our auctions is purchased by end users of equipment and trucks (retail buyers), such as contractors, with the remainder being purchased primarily by equipment and truck dealers, rental companies and brokers (wholesale buyers). Consignors to our auctions represent a broad mix of equipment owners, the majority being end users of equipment, with the balance being finance companies, truck and equipment dealers and equipment rental companies, among others. Consignment volumes at our auctions are affected by a number of factors, including regular fleet upgrades and reconfigurations, financial pressure, retirements, and inventory reductions, as well as by the timing of the completion of major construction and other projects.
We compete directly for potential purchasers of industrial assets with other auction companies. Our indirect competitors include truck and equipment manufacturers, other third parties, and equipment rental companies that offer an alternative to purchasing. When sourcing equipment to sell at our auctions, we compete with other auction companies, other third parties, and equipment owners that have traditionally disposed of equipment through private sales. Private sales between equipment owners are the dominant form of transaction in the used truck and equipment sectors.
We have several key strengths that we believe provide distinct competitive advantages and that we believe make our auctions more appealing to both buyers and sellers of industrial assets and will enable us to grow. Some of our principal strengths include:
•	The power of our brand, which is supported by our reputation for conducting only unreserved auctions and our widely recognized commitment to honesty, integrity and fair dealing.
•	Our ability to transcend local market conditions and create a global marketplace for industrial assets by attracting diverse audiences of mainly end-user bidders from around the world to our auctions.
•	Our size, financial strength and access to capital, the international scope of our operations, our extensive network of auction sites, and our marketing skills.
•
Our ability to respond to market changes with innovative solutions to enhance our live auctions with technology, such as our online bidding service, proprietary Virtual Ramp, Timed Auction system, and 21 language website, to meet the evolving needs of our customers.

•	Our in-depth experience in the marketplace, including our ability to gather and leverage equipment valuation expertise and proprietary customer and equipment databases.
•
Our dedicated and experienced workforce, which allows us to, among other things, enter new geographic markets, structure deals to meet our customers’ needs, provide high quality and consistent service to consignors and bidders and operate an international network of auction sites that creates value for our customers.

Strict adherence to the unreserved auction process is one of our founding principles and, we believe, one of our most significant competitive advantages. When we say “unreserved” we mean that there are no minimum bids or reserve prices on anything sold at a Ritchie Bros. auction – each item sells to the highest bidder on sale day, regardless of the price. In addition, consignors (or their agents) are not allowed to bid on or buy back or in any way influence the selling price of their own equipment. We maintain this commitment to the unreserved auction process because we believe that an unreserved auction is an efficient, effective and fair way to exchange equipment.
We attract a broad base of bidders from around the world to our auctions. Our worldwide marketing efforts help to attract bidders, and they are willing to travel long distances or participate online in part because of our reputation for conducting fair auctions. These diverse multinational, mainly end user bidding audiences provide a global marketplace that allows our auctions to transcend local market conditions, which we believe is a significant competitive advantage. Evidence of this is the fact that in recent periods an average of approximately 60% of the value of equipment sold at our auctions left the region of the sale (which we define as the state or province of sale for American, Canadian and Australian auctions, or the country for sales occurring in other geographies).
We believe that our ability to consistently draw significant numbers of local and international bidders from many different end markets to our auctions, most of whom are end users rather than resellers, is appealing to sellers of used equipment and trucks and helps us to attract consignments to our auctions. Higher consignment volumes attract more bidders, which in turn attract more consignments, and so on, in a self-reinforcing process that has helped us to achieve a history of significant growth and momentum in our business.
The used equipment market started returning to a more balanced state in the first half of 2011, particularly in the U.S., with equipment owners demonstrating what we consider more typical buying and selling behaviour. There was less uncertainty in the marketplace in the first half of 2011 compared to recent periods, which acted as a catalyst for equipment owners to sell idle assets.
The supply of late model used equipment was generally scarce in the first half of 2011, mainly because of the lower production and sale of new equipment over the last two years. Demand for late model equipment remained strong during the first half of 2011, in part because of the need of some equipment owners to replace machines that had been aged considerably over the last several years and the long lead times for the purchase of many categories of new equipment. These factors contributed to increased used equipment prices at our auctions during the first six months of 2011 compared to 2010, which contributed to growth in our gross auction proceeds and also acted as a further catalyst to encourage equipment owners to sell idle assets.
These strong equipment values and a return to more typical buying and selling behaviour by owners of equipment resulted in an improved mix of equipment at our auctions in the first half of 2011, which also contributed to growth in our gross auctions proceeds. Given the improved dynamics in the market, we have witnessed an increase in competition, as traditional participants, such as equipment dealers and brokers, have returned to the market following the challenging environment in 2009 and 2010. This expected increase in competition contributed to an increase in the volume of our at risk business in the first half of 2011, which is described in more detail below.

We believe our operating decisions over the last few years leave us well positioned to continue to grow our share of the used equipment market in the coming years and to meet the needs of our customers. We have a well developed sales team and an auction site network with considerable capacity, both of which we anticipate will help sustain our growth. We also believe that, over the long term, designing and executing an appropriate growth strategy will continue to be a significant determinant of our ability to grow our earnings, in part because our share of the world market for used equipment and trucks is so small.
Growth Strategy
Our mission is to provide compelling business solutions that enable the world’s builders to easily and confidently exchange equipment. Our customers are the people who buy and sell equipment and trucks, including the people who build our homes and offices, schools and community centers, bridges and roads, as well as the people who grow our food and those who support all of these activities, such as finance companies, rental companies, transportation companies and equipment dealers, among others. We are pursuing three strategic pillars, which are designed to help us achieve our mission, as follows.
GROW our core auction business
We believe unreserved public auctions offer significant benefits over other sales channels, including certainty, fairness and transparency. We intend to focus on increasing our market share with our traditional customer groups, while simultaneously doing more business with new customer groups and in new markets. We are undertaking deeper market research to understand more clearly why equipment owners do and do not use our services, and to help us meet the needs of the large number of equipment owners who may not yet be aware of Ritchie Bros.
We believe that most of our near-term growth will come from our established regions, primarily the United States and Western Europe, and that emerging markets such as China, Brazil and other developing countries offer significant potential for growth in the long-term.
As part of this strategic initiative we are pursuing opportunities to partner with our customers and potential customers by making strategic investments in various entities that we expect will generate equipment consignments to our auctions over the long term.
In addition, we intend to add at least one new auction site to our network each year, as well as replace a number of existing auction sites as necessary to provide capacity for increased consignment volumes. Our auction site network supports our long-term growth and is a critical strategic advantage, which helps us to sustain efficient and scalable growth and give our customers confidence. We also intend to continue to hold offsite auctions in new regions to expand the scope of our operations.
Another key focus of this pillar is to streamline and simplify our auctions, to make them easy for our customers. Many of our new customers have little or no experience buying or selling at unreserved auctions; we want to make the process as easy and customer friendly as possible, so they feel confident on auction day and throughout the whole process.

On July 1, 2011 we introduced our Detailed Equipment Information program which provides detailed information about equipment being sold in our auctions. Our preliminary feedback from customers on this initiative has been positive and we believe that this information helps our customers feel more confident, making our auctions more appealing to a broader range of equipment owners.
To address the cost of this and other buyer-focused initiatives launched in recent periods, we simplified and expanded our fee structure effective July 1, 2011. We eliminated certain fees, including our internet purchase fee, and expanded the scope of our administrative fee that we charge to buyers. We anticipate that these changes and other strategic initiatives being introduced will result in increased revenues and expenses in the remainder of 2011 and future years, with an expected positive net benefit to earnings.
ADD new business and information solutions
Technology and innovation have played key roles in our business in the past, allowing us to enhance our auctions and broaden their appeal to more equipment owners. We will continue to investigate new services to meet the needs of equipment owners that are not being met by our unreserved auctions, and harness the latest technology to supplement and enhance our auction services.
During the second quarter of 2011 we invested 51% in a new entity, Ritchie Bros. Financial Services, or RBFS. RBFS arranges, through third party lenders, financing options for our customers to purchase equipment at our auctions in the USA and Canada. By providing an easy and integrated lending platform, we believe we will make our auctions more accessible to existing and new customers. To date we have signed up five lenders in the USA and seven lenders in Canada, including GE Capital in both countries, and intend to introduce the service in Europe and other markets in 2012.
In addition to our detailed equipment information and equipment finance programs, on July 1, 2011 we launched other valued-added services for our customers in the U.S., Canada and around the world. These new services, which include real-time auction results through www.rbauction.com, powertrain service warranties and property and cargo insurance, will complement and further enhance the wide range of customer services that we already offer. Our warranty and insurance programs are underwritten by third party partners who specialize in these products.
We intend to invest in enhanced business intelligence and data analysis tools to improve our understanding of the equipment market, and position Ritchie Bros. as a knowledge and information authority. We also intend to continue to enhance rbauction.com by making it easier to use, more powerful and more valuable to equipment owners, with the goal of becoming the preferred global equipment website.

PERFORM by building an inspired high-performance, customer-focused Ritchie Bros. team
To maintain our high standards of customer service, we employ people who we believe embody our core values, especially the value of putting our customers first.
Our primary focus areas in the coming years will be improving our sales force productivity, employee engagement and management bench strength. We intend to be even more focused on developing future managers and we intend to take steps to improve our ability to attract, develop and retain key players. We are also taking steps to refine sales and operational management roles to better equip our sales force for success, as described below. Though we are maintaining our long-term target of increasing our sales force by an average of 5% to 10% per year, we do not plan to achieve this target in 2011 as we focus on increasing the productivity of our existing team.
Subsequent to period end we announced internally an updated organizational structure to align better with and support our strategy. The new structure will take effect January 1, 2012. A key component of the new structure will be the Senior Leadership Team, comprised of our Chief Executive Officer and other senior leaders who will report directly to the CEO. This team will be responsible for our strategic direction and will include the newly created positions of Chief Sales Officer and Chief Strategic Development officer, as well as our newly-recruited Senior Vice President of Human Resources (Chief People Officer), President, Vice President of Marketing (Chief Marketing Officer) and Chief Financial Officer.
Another important change to take effect on January 1, 2012 will be the realignment of our sales and operations teams, to allow our sales leaders to focus entirely on the development and productivity of their teams. We will be creating senior operations roles to work closely with our sales leaders to look after all aspects of our operations and administrative duties. We expect this evolution to create clearer reporting lines and will increase our sales force productivity, as well as improve our employee engagement and management bench strength.
Sources of Revenue and Revenue Recognition
Gross auction proceeds represent the total proceeds from all items sold at our auctions. Our definition of gross auction proceeds may differ from those used by other participants in our industry. Gross auction proceeds is an important measure we use in comparing and assessing our operating performance. It is not a measure of our financial performance, liquidity or revenue and is not presented in our consolidated financial statements. We believe that auction revenues, which is the most directly comparable measure in our income statement, and certain other line items, are best understood by considering their relationship to gross auction proceeds. Auction revenues represent the revenues we earn in the course of conducting our auctions. The portion of gross auction proceeds that we do not retain is remitted to our customers who consign the items we sell at our auctions.
Auction revenues are comprised of auction commissions earned from consignors through straight commission and guarantee contracts, net profits or losses on the sale of inventory items, administrative and documentation fees, auction advertising fees, and, up to June 30, 2011, the fees applicable to purchases made through our internet and proxy bidding systems. Effective July 1, 2011 the internet and proxy fees are no longer charged and we have expanded our administrative fee, which will continue be recorded in auction revenues. In addition, all fees and revenue related to our insurance, warranty and customer finance programs will be recorded in auction revenues. All auction revenues are recognized when the auction sale is complete and we have determined that the auction proceeds are collectible.

Straight commissions are our most common type of auction revenues and are generated by us when we act as agent for consignors and earn a pre-negotiated, fixed commission rate on the gross sales price of the consigned equipment at auction. Straight commission sales were approximately 64% of our gross auction proceeds in the first six months of 2011 and 60% for the second quarter of 2011. In recent years they have represented approximately 75-80% of our gross auction proceeds on an annual basis.
In the normal course of business, we sometimes guarantee minimum sales proceeds to a consignor and earn a commission based on the actual results of the auction, typically including a pre-negotiated percentage of any sales proceeds in excess of the guaranteed amount. The consigned equipment is sold on an unreserved basis at the next practical auction in the same manner as other consignments. If the actual auction proceeds are less than the guaranteed amount, our commission is reduced, and if the proceeds are sufficiently less, we can incur a loss on the sale. We factor in a higher rate of commission on these sales to compensate for the increased risk we assume.
Auction revenues also include the net profit or loss on the sale of inventory in cases where we acquire ownership of equipment for a short time prior to an auction sale. We purchase equipment for specific auctions and sell it at those auctions in the same manner as consigned equipment. During the period that we retain ownership, the cost of the equipment is recorded as inventory on our balance sheet. The net gain or loss on the sale is recorded as auction revenues.
We generally refer to our guarantee and outright purchase business as our at risk, or underwritten, business and we are generally indifferent between a guarantee contract and an inventory contract as they both present the same level of risk and opportunity. Our customer’s circumstances, risk tolerance and sale objectives will ultimately determine the final form of the contract. Our at risk business represented approximately 36% of our gross auction proceeds in the first half of 2011 and 40% for the second quarter of 2011. In recent years, our at risk business has represented approximately 20-25% of our gross auction proceeds on an annual basis.
Competition for equipment consignments to sell at our auctions has intensified in recent months, and this resulted in an increase in the relative proportion of our at risk business in the first half of 2011. We expect this situation to continue in the second half of 2011. One of our competitive advantages is our financial strength and access to capital and we have used this strategically in response to the intensified competition in the market place. We believe we are able to provide greater liquidity and certainty to our customers by providing outright purchase options and this resulted in more inventory contracts during the first half of 2011. It also explains the increase in the level of inventory on our recent period end balance sheets.

The choice by consignors between straight commission, guarantee, or outright purchase arrangements depends on many factors, including the consignor’s risk tolerance and sale objectives. In addition, we do not have a target for the relative mix of contracts. As a result, the mix of contracts in a particular quarter or year fluctuates and is not necessarily indicative of the mix in future periods. The composition of our auction revenues and our auction revenue rate (i.e. auction revenues as a percentage of gross auction proceeds) are affected by the mix and performance of contracts entered into with consignors in the particular period and fluctuates from period to period. Our auction revenue rate performance is presented in the table below. Our auction revenue rate for the six months ended June 30, 2011 was 10.14%. Our past experience has shown that our auction revenue rate is difficult to estimate precisely, and over the past two years our quarterly rate has ranged between 9.96% and 11.33%.

(1)	The average auction revenue rate for the first quarter in 2010 excludes the results of the auction of the megayacht Apoise; had these been included the auction revenue rate would have been 10.76%.
In general, the largest contributor to the variability of our auction revenue rate is the performance, rather than the amount, of our at risk business. In a period when our at risk business performs better than average, our auction revenue rate typically exceeds the expected average rate. Conversely, if our at risk business performs below average, our auction revenue rate will typically be below the expected average rate.
Our auction revenue rate over the past two fiscal years performed above the normal trend, primarily as a result of the strong performance of our at risk business. We believe this strong performance was related in part to the economic environment, which dampened competition for at risk business. Competition has increased in the first half of 2011 and, as anticipated, the performance of our at risk business was lower than the above trend performance in 2010 and 2009. This resulted in a decreased auction revenue rate for the first half of 2011 compared to the first half of 2010.

We believe that the planned changes to our fee structure that took effect July 1, 2011, as discussed above, will have a positive impact on our auction revenues and therefore, our auction revenue rate. We expect that the impact in 2011 on our annual auction revenue rate will be an increase in the range of 0.7%. We expect this incremental revenue will more than offset the incremental costs of our strategic initiatives and provide a net benefit to earnings as discussed previously.
Our gross auction proceeds and auction revenues are influenced by the seasonal nature of the auction business, which is determined mainly by the seasonal nature of the construction and natural resources industries in which many of our customers participate. Gross auction proceeds and auction revenues tend to be higher during the second and fourth calendar quarters, during which time we generally conduct more business than in the first and third calendar quarters. This seasonality contributes to quarterly variability in our net earnings because a significant portion of our operating costs is relatively fixed.
Gross auction proceeds and auction revenues are also affected on a period-to-period basis by the timing of major auctions. In newer markets where we are developing operations, the number and size of auctions and, as a result, the level of gross auction proceeds and auction revenues, are likely to vary more dramatically from period to period than in our established markets where the number, size and frequency of our auctions are more consistent. In addition, economies of scale are generally achieved as our operations in a region evolve from conducting intermittent auctions, to establishing a regional auction unit, and ultimately to developing a permanent auction site. Economies of scale are also usually achieved when our auctions increase in size.
Because of these seasonal variations, we believe that our gross auction proceeds, auction revenues and net earnings are best compared on an annual basis.
Operations
The majority of our industrial auctions are held at our permanent auction sites, where we own the land and facilities, or at regional auction units, where we usually lease the land and typically have more modest facilities. We also hold off-site auctions at temporary locations, often on land owned by one of the main consignors to the particular auction. Most of our agricultural auctions take place on the main consignor’s farm property. During the first six months of 2011, 94% of our gross auction proceeds were attributable to auctions held at our permanent auction sites and regional auction units (first six months of 2010 – 92%).
During the first half of 2011, we had approximately 190,000 bidder registrations at our industrial auctions, compared to approximately 167,000 in the first half of 2010. In the first half of 2011 we generated over 20,500 industrial asset consignments compared to 20,000 generated in the same period in 2010. We handled approximately 138,000 industrial lots in the first six months of 2011 compared to 145,000 lots in the same period in 2010.

During the first six months of 2011, we conducted 105 unreserved industrial auctions at locations in North and Central America, Europe, the Middle East and Australia (first six months of 2010 – 105 auctions). Although our auctions vary in size, our 12 month rolling average industrial auction results were as follows:
Average industrial auction

	Twelve months ended	Twelve months ended
	June 30, 2011	June 30, 2010
Gross auction proceeds	$14.8 million	$15.1 million
Registered bidders	1,520	1,500
Consignors	171	187
Lots	1,130	1,300
We sold over $570 million of equipment, trucks and other assets to online bidders during the first half of 2011, representing a 33% increase compared to the same period in 2010 (six months ended June 30, 2010 – over $430 million) and confirming our position as the world’s largest seller of industrial equipment to online buyers.
Our website — rbauction.com — continues to achieve success, noting some significant milestones for the first half of 2011 compared to the same period in 2010 (during which the new website was launched): the total number of unique visitors to the site was up 20% compared to the same period in 2010. We had over 2.0 million unique visitors to the site making 23.3 million searches during the six months ended June 30, 2011 compared to 1.7 million unique visitors and 15.6 million searches, respectively, in the same period in 2010.
Approximately 52% of our auction revenues in the first six months of 2011 were earned from operations in the United States (first six months of 2010 – 54%), 24% were generated from auctions in Canada (first six months of 2010 – 24%) and the remaining 24% were earned from operations in countries other than the United States and Canada, primarily in Europe, the Middle East, Australia, and Mexico (first six months of 2010 – 22%). We had 1,217 full-time employees at June 30, 2011, including 297 sales representatives and 11 trainee territory managers, compared to 1,180 full-time employees, 308 sales representatives and 12 trainee territory managers at the same point in 2010. Our sales representatives as a percentage of our total employees has slipped slightly during 2011 as a result of the hiring of a number of new employees in connection with our strategic initiatives, in particular our detailed equipment information program.
We are a public company and our common shares are listed under the symbol “RBA” on the New York and Toronto Stock Exchanges. On August 2, 2011 we had 106,319,539 common shares issued and outstanding and stock options outstanding to purchase a total of 3,045,159 common shares.

Overall Performance
Our gross auction proceeds were $2.0 billion for the six months ended June 30, 2011, which is an increase of 16% over the first six months of 2010 and the highest first half gross auction proceeds in our history. The increase is mainly attributable to higher used equipment prices and an improved mix of equipment sold at our auctions compared to the first six months of 2010.
During the first six months of 2011, we recorded auction revenues of $203.0 million and net earnings of $43.3 million, or $0.41 per diluted common share. This performance compares to auction revenues of $186.8 million and net earnings of $38.7 million, or $0.37 per diluted share, for the first six months of 2010. We ended the first half of 2011 with working capital of $72.8 million, compared to $45.5 million at December 31, 2010. The increase in our working capital was primarily due to net earnings achieved during the period and reduced capital expenditures.
Adjusted net earnings for the six months ended June 30, 2011 were $40.3 million, or $0.38 per diluted share, compared to adjusted net earnings of $38.0 million, or $0.36 per diluted share for first half of 2010. We define adjusted net earnings as financial statement net earnings excluding the after-tax effects of sales of excess properties and significant foreign exchange gains or losses resulting from financing activities that we do not expect to recur on a consistent basis in the future (please see our reconciliation below).
Adjusted net earnings is a non-GAAP measure that does not have a standardized meaning, and is therefore unlikely to be comparable to similar measures presented by other companies. We believe that comparing adjusted net earnings as defined above for different financial periods provides more useful information about the growth or decline of our net earnings for the relevant financial period, and identifies the impact of items which we do not consider to be part of our normal operating results.
Our adjusted net earnings for the six months ended June 30, 2011 increased by approximately 6% compared to the same period in 2010, primarily as a result of increased auction revenues and lower direct expenses. The decrease in direct expenses was offset in part by higher selling, general and administrative costs.

A reconciliation of our net earnings to adjusted net earnings is as follows:

	Six months ended June 30,
	2011	2010
Net earnings	$43,333	$38,761
Gain on sale of excess property(1)	(3,482)	(1,230)
Tax relating to reconciling items	487	474

Adjusted net earnings	$40,338	$38,005

(1)
During the six months ended June 30, 2011, we completed the sale of our former Vancouver, British Columbia permanent auction site. During the six months ended June 30, 2010, we completed the sale of our former Houston, Texas, permanent auction site.

Results of Operations
Six Months Ended June 30, 2011 Compared to Six Months Ended June 30, 2010
We conduct operations around the world in a number of different currencies, but our reporting currency is the U.S. dollar. In the first half of 2011, approximately 40% of our revenues and approximately 60% of our operating costs were denominated in currencies other than the U.S. dollar. The proportion of revenues denominated in currencies other than the U.S. dollar in a given period will differ from the annual proportion depending on the size and location of auctions held during the period.
The main currencies other than the U.S. dollar in which our revenues and operating costs are denominated are the Canadian dollar and the Euro. In recent periods there have been significant fluctuations in the value of the Canadian dollar and Euro relative to the U.S. dollar. These fluctuations affect our reported auction revenues and operating expenses when non-U.S. dollar amounts are converted into U.S. dollars for financial statement reporting purposes. It is difficult, if not impossible, to quantify how foreign exchange rate movements affect such variables as supply of and demand for the assets we sell. However, excluding these impacts, the effect of foreign exchange fluctuations on our translated auction revenues and operating expenses in our consolidated financial statements has largely offset, making the impact of the currency fluctuation on our net earnings insignificant.

United States Dollar Exchange Rate Comparison

			%
			Change
Six months ended June 30,	2011	2010	in U.S. $

Average value of one U.S. dollar:

Canadian dollar	$0.9768	$1.0343	-6%
Euro	€0.7130	€0.7550	-6%
Auction Revenues

			%
Six months ended June 30,	2011	2010	Change

Auction revenues	$202,987	$186,844	9%

Gross auction proceeds	$2,001,130	$1,728,292	16%
Auction revenue rate	10.14%	10.81%
Our auction revenues increased in the first half of 2011 compared to the equivalent period in 2010 as a result of higher gross auction proceeds, partially offset by a lower auction revenue rate. Our at risk business represented 36% of our total gross auction proceeds in the first six months of 2011 (first six months of 2010 — 22%). During the first half of 2011 our gross auction proceeds in local currency, being the U.S., Canadian and Australian dollars and the Euro, increased by 14% compared to the first half of 2010.
Our auction revenue rate for the first half of 2011 was 10.14%, which was lower than the 10.81% achieved in the first half of 2010 primarily as a result of the performance of our at risk business. The auction revenue rate attributable to our at risk business returned to a more sustainable rate compared to the above trend performance in the first six months of 2010.
Our auction revenues and our net earnings are influenced to a great extent by small changes in our auction revenue rate. For example, a 10 basis point (0.1%) increase or decrease in our auction revenue rate during the first half of 2011 would have impacted auction revenues by approximately $2.0 million, of which approximately $1.5 million or $0.01 per common share would have flowed through to net earnings after tax in our statement of operations, assuming no other changes. This factor is important to consider when evaluating our current and past performance, as well as when assessing future prospects.

Direct Expenses

			%
Six months ended June 30,	2011	2010	Change

Direct expenses	$24,214	$25,153	-4%
Direct expenses as a percentage of gross auction proceeds	1.21%	1.46%
Direct expenses are the costs we incur specifically to conduct an auction. Direct expenses include the costs of hiring temporary personnel to work at the auction, advertising costs directly related to the auction, travel costs for employees to attend and work at the auction, security hired to safeguard equipment at the auction site and rental expenses for temporary auction sites, among others.
Our direct expense rate, which represents direct expenses as a percentage of gross auction proceeds, fluctuates from period to period based in part on the size and location of the auctions we hold during a particular period. The direct expense rate was lower in the first half of 2011 as a result of an increase in the proportion of higher value lots sold at our auctions, as well as a higher portion of our sales being held at our permanent auction sites and regional auction units compared to the equivalent period in 2010.
Selling, General and Administrative Expenses (SG&A)

			%
Six months ended June 30,	2011	2010	Change

Depreciation	$21,105	$15,547	36%
Other SG&A expenses	101,563	91,238	11%

Total	$122,668	$106,785	15%

Depreciation is calculated on either a straight line or a declining balance basis on capital assets employed in our business, including buildings, computer hardware and software, automobiles and yard equipment.
Depreciation in 2011 has increased as a result of new assets that we have put into service in recent periods, such as our new permanent auction sites, and our technology investments, including our new website that was launched in April 2010. In addition, in the first half of 2010 we reversed depreciation of $2.7 million relating to certain assets on which depreciation was charged that we determined had an indefinite life. Excluding this adjustment, depreciation increased 16% in 2011. We expect our depreciation in future periods to increase in line with our on-going capital expenditures. As our capital expenditure program moderates, we would expect the rate of increase in our depreciation expense to also moderate.
Other SG&A expenses include such expenditures as personnel (salaries, wages, bonuses and benefits), information technology, non-auction related travel, repairs and maintenance, leases and rentals and utilities. Approximately 60% of our other SG&A expenses on an annual basis are personnel costs, such as salaries and benefits.

The increase in our other SG&A for the first half of 2011 compared to the first half of 2010 was primarily a result of currency fluctuations and higher personnel costs, as well as additional costs relating to the launch of our new services on July 1, 2011. Part of the increase in personnel costs relates to incentive compensation accruals, which were higher than the first half of 2010 as a result of our improved financial performance in 2011.
Foreign currency fluctuations resulted in an increase in our other SG&A of approximately $3.6 million in the first half of 2011 compared to the first half of 2010 in connection with the translation into U.S. dollars of our foreign operations’ SG&A expenses.
Foreign Exchange Gain (Loss)

			%
Six months ended June 30,	2011	2010	Change

Foreign exchange gain (loss)	$(574)	$138	N/A
Foreign exchange gains or losses arise when foreign currency denominated monetary items are revalued to the exchange rates in effect at the end of the period. Examples of these items include cash, trade and other receivables and trade and other payables.
Gain on Disposition of Property, Plant & Equipment (PP&E)

			%
Six months ended June 30,	2011	2010	Change

Gain on disposition of PP&E	$3,643	$1,231	196%
The gain on disposition of PP&E in the first half of 2011 included a gain on the sale of our former Vancouver, British Columbia, permanent auction site, as well as some small gains on the disposal of other assets. During the comparative period in 2010, we disposed of our former Houston, Texas, permanent auction site, whose gain was partially offset by losses on other assets.
Finance Costs

			%
Six months ended June 30,	2011	2010	Change

Finance costs	$2,912	$2,300	27%
Finance costs are comprised mainly of interest paid on long-term debt and revolving credit facilities offset by interest that has been capitalized as a part of self-constructed assets. Finance costs increased in the first half of 2011 compared to the same period in 2010 due to a lower amount of interest capitalized to projects under development in the first half of 2011, offset by slightly lower interest rates.

Finance Income

			%
Six months ended June 30,	2011	2010	Change

Finance income	$1,286	$1,229	5%
Finance income is earned on our excess cash and receivable balances. Our interest income can fluctuate from period to period depending on our cash position, which is affected by the timing, size and number of auctions held during the period.
Income Taxes

			%
Six months ended June 30,	2011	2010	Change

Income taxes	$16,234	$16,756	-3%
Effective income tax rate	27.3%	30.2%
Income taxes have been estimated using the tax rates in effect in each of the tax jurisdictions in which we earn our income. The effective tax rate for the six months ended June 30, 2011 was lower than the rate we experienced in the first half of 2010 as a result of a greater proportion of our earnings being taxed in jurisdictions with lower tax rates, combined with the gain on disposition of PP&E being subject to a relatively low rate of tax. Income tax rates in future periods will fluctuate depending upon the impact of unusual items and the level of earnings in the different tax jurisdictions in which we earn our income.
Net Earnings

			%
Six months ended June 30,	2011	2010	Change

Net earnings	$43,333	$38,761	12%
Net earnings per share — basic	0.41	0.37	11%
Net earnings per share — diluted	0.41	0.37	11%
Our net earnings in the first half of 2011 increased compared to the equivalent period in 2010 primarily due to higher auction revenues and decreased direct expenses, offset in part by an increase in SG&A. Adjusted net earnings (see discussion above under “Overall Performance”) for the first half of 2011 were $40.3 million, or $0.38 per diluted share, compared to adjusted net earnings of $38.0 million, or $0.36 per diluted share in the first half of 2010, representing an 6% increase in 2011.

Three Months Ended June 30, 2011 compared to Three Months Ended June 30, 2010
The proportion of revenues and expenses denominated in currencies other than the U.S. dollars in a given period will differ from the annual proportion depending on the size and location of auctions held during the period, but is usually roughly consistent with the rates we expect to experience on a full year basis.
United States Dollar Exchange Rate Comparison

			%
			Change in
Three months ended June 30,	2011	2010	U.S. $

Average value of one U.S. dollar:

Canadian dollar	$0.9676	$1.0276	-6%
Euro	€0.6945	€0.7869	-12%
Auction Revenues

			%
Three months ended June 31,	2011	2010	Change

Auction revenues	$114,524	$103,300	11%

Gross auction proceeds	$1,149,847	$951,634	21%
Auction revenue rate	9.96%	10.86%
Our auction revenues increased in the second quarter of 2011 compared to the same period in 2010 as a result of higher gross auction proceeds, offset in part by a lower auction revenue rate. Our at risk business represented approximately 40% of total gross auction proceeds for the period (second quarter 2010 — 27%).
Our auction revenue rate was 9.96% for the second quarter of 2011 (second quarter 2010 — 10.86%). The decrease was primarily attributable to the performance of our at risk business, which, as anticipated, did not achieve the same above-trend performance compared to the same period in 2010.

Direct Expenses

			%
Three months ended June 30,	2011	2010	Change

Direct expenses	$15,281	$14,468	6%
Direct expenses as a percentage of gross auction proceeds	1.33%	1.52%
Our direct expense rate fluctuates from period to period based in part on the size and location of the auctions we hold during a particular period. Our direct expense rate for the second quarter in 2011 was lower than in the second quarter of 2010 as we held a higher portion of our sales at our permanent auction sites and regional auction units. In addition, the mix of equipment changed in the second quarter of 2011 relative to the second quarter of 2010 and featured a larger percentage of higher value lots.
Selling, General & Administrative Expenses (SG&A)

			%
Three months ended June 30,	2011	2010	Change

Depreciation	$10,793	$9,138	18%
Other SG&A expenses	51,690	44,703	16%

Total	$62,483	$53,841	16%

Depreciation expense in the second quarter of 2011 increased over the same period in 2010 as a result of new assets that we have put into service over the last year, such as our auction sites, new website and new computer hardware and software. We expect our depreciation in future periods to increase in line with the type and magnitude of our on-going capital expenditures.
The increase in our other SG&A costs for the second quarter of 2011 compared to the same period in 2010 was primarily a result of the $2.3 million effect of foreign currency fluctuations, as well as higher personnel costs relating to increased headcount and incentive compensation accruals, which were more than the second quarter of 2010 as a result of our improved financial performance in 2011.
Foreign Exchange Gain (Loss)

			%
Three months ended June 30,	2011	2010	Change

Foreign exchange gain (loss)	$(87)	$568	N/A

Foreign exchange gains or losses arise when foreign currency denominated monetary items are revalued to the exchange rates in effect at the end of the reporting period. Examples of these items include cash, accounts receivable and accounts payable.
Gain on Disposition of Property, Plant & Equipment (PP&E)

			%
Three months ended June 30,	2011	2010	Change

Gain on disposition of PP&E	$4	$1,146	-99%
There were no significant disposals and corresponding gains on disposition of PP&E in the second quarter of 2011. During the comparative period in 2010, we disposed of our former Houston, Texas, permanent auction site, whose gain was partially offset by losses on other assets.
Finance Costs

			%
Three months ended June 30,	2011	2010	Change

Finance costs	$1,455	$1,022	42%
Finance costs increased for the three months ended June 30, 2011 compared to the same period in 2010, as a result of fewer capital projects that qualify for interest capitalization, offset by lower rates of interest on long-term borrowings.
Finance Income

			%
Three months ended June 30,	2011	2010	Change

Finance income	$606	$618	-2%
Finance income is earned on our excess cash and receivable balances. Our finance income fluctuates from period to period depending on the timing of the receipt of auction proceeds and is affected by the timing, size, number and location of auctions held during the period.
Income Taxes

			%
Three months ended June 30,	2011	2010	Change

Income taxes	$10,400	$10,838	-2%
Effective income tax rate	28.0%	29.4%
The effective tax rate for the three months ended June 30, 2011 was lower than the rate we experienced in the first half of 2010 as a result of a greater proportion of our earnings being taxed in jurisdictions with lower tax rates.

Net Earnings

			%
Three months ended June 30,	2011	2010	Change

Net earnings	$26,763	$26,054	3%
Net earnings per share — basic	0.25	0.25	0%
Net earnings per share — diluted	0.25	0.25	0%
Our net earnings increased in the second quarter of 2011, compared to 2010 primarily as a result of higher auction revenues, offset by higher SG&A expenses. Adjusted earnings for the second quarter of 2011 were $26.8 million, or $0.25 per diluted share, compared to adjusted net earnings of $25.3 million, or $0.24 per diluted share in the same period in 2010, representing an 6% increase year over year.
A reconciliation of our net earnings to adjusted net earnings is as follows:

	Three months ended June 30,
	2011	2010
Net earnings	$26,763	$26,054
Gain on sale of excess property(1)	—	(1,230)
Tax relating to reconciling items	—	474

Adjusted net earnings	$26,763	$25,298

(1)	During the three months ended June 30, 2010, we completed the sale of our former Houston, Texas, permanent auction site.

Summary of Quarterly Results
The following tables present our unaudited consolidated quarterly results of operations for each of our last eight fiscal quarters. This data has been derived from our unaudited condensed consolidated financial statements, which were prepared on the same basis as our annual audited consolidated financial statements and, in our opinion, include all normal recurring adjustments necessary for the fair presentation of such information. These unaudited quarterly results should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2010 and 2009, and our discussion above about the seasonality of our business.

	IFRS
	Q2 2011	Q1 2011	Q4 2010	Q3 2010

Gross auction proceeds (1)	$1,149,847	$851,283	$798,566	$750,912

Auction revenues	$114,524	$88,463	$88,296	$82,229
Net earnings	26,763	16,570	13,538	13,376
Adjusted net earnings	26,763	13,575	13,538	13,376

Net earnings per share — basic	$0.25	$0.16	$0.13	$0.13
Net earnings per share — diluted	0.25	0.16	0.13	0.13
Adjusted net earnings per share — diluted	0.25	0.13	0.13	0.13

	IFRS			Previous GAAP
	Q2 2010	Q1 2010(2)		Q4 2009	Q3 2009

Gross auction proceeds (1)	$951,634	$776,659		$891,111	$693,288

Auction revenues	$103,300	$83,544		$97,143	$75,934
Net earnings	26,054	12,707	(3)	21,834	12,892
Adjusted net earnings	25,298	12,707	(3)	21,088	12,892

Net earnings per share — basic	$0.25	$0.12		$0.21	$0.12
Net earnings per share — diluted	0.25	0.12		0.21	0.12
Adjusted net earnings per share — diluted	0.24	0.12		0.20	0.12

(1)
Gross auction proceeds represents the total proceeds from all items sold at our auctions. Gross auction proceeds is not a measure of revenue and is not presented in our consolidated financial statements. Please see further discussion above under “Sources of Revenue and Revenue Recognition.”

(2)
Results for the first quarter of 2010 include $46.8 million of gross auction proceeds, $0.9 million of auction revenues and $0.2 million of direct expenses generated from the auction of the megayacht, Apoise.

(3)
In the first quarter of 2010, we determined that certain assets on which depreciation was charged had an indefinite life and therefore should not have been depreciated. The accumulated depreciation on these assets was approximately $2.7 million, which was reversed in the period as an immaterial adjustment, resulting in a corresponding $2.7 million decrease to depreciation expense.

Liquidity and Capital Resources

	June 30,	December 31,	%
	2011	2010	Change

Working capital	$72,793	$45,543	61%
Our cash position can fluctuate significantly from period to period, largely as a result of differences in the timing, size and number of auctions, the timing of the receipt of auction proceeds from buyers, and the timing of the payment of net amounts due to consignors. We generally collect auction proceeds from buyers within seven days of an auction and pay out auction proceeds to consignors approximately 21 days following an auction. If auctions are conducted near a period end, we may hold cash in respect of those auctions that will not be paid to consignors until after the period end. Accordingly, we believe that working capital, including cash, is a more meaningful measure of our liquidity than cash alone. During the six months ended June 30, 2011, our working capital increased by $27.3 million, primarily as a result of net earnings achieved during the period.
There are a number of factors that could potentially impact our working capital, such as the size and profitability of our auctions and our capital expenditures. However, we believe we have sufficient borrowing capacity in the event of any temporary working capital requirements.
At June 30, 2011, we had $29 million of short term debt, which consisted of draws on our revolving credit facilities with a weighted average interest rate of 3.27% per annum. This left $412 million of unused credit facilities, including a $118 million five-year committed credit facility expiring in January 2014, and a $188 million three-year uncommitted non-revolving credit facility expiring in November 2011. We believe our existing working capital and credit facilities are sufficient to satisfy our present operating requirements, as well as to fund future growth initiatives, such as property acquisitions and development. While we continue to believe that we have adequate access to capital resources, there can be no assurance that the cost or availability of future borrowings under our credit facilities will not be materially affected should there be a significant capital or credit market disruption.

Cash Flows

Six months ended June 30,	2011	2010	% Change

Cash provided by (used in):
Operations	$161,176	$94,732	70%
Investing	(31,141)	(30,718)	-1%
Financing	16,752	21,956	176%
As discussed above, our cash provided by operations can fluctuate significantly from period to period, due to factors such as differences in the timing, size and number of auctions during the period, the timing of the receipt of auction proceeds from buyers, and the timing of the payment of net amounts due to consignors. Therefore, we do not believe that the change in our cash position provided by operations during the year is indicative of a trend.
PP&E additions were $37.2 million for the six months ended June 30, 2011 compared to $35.9 million in the same period in 2010. Our capital expenditures for the first six months of 2011 related primarily to the development of replacement permanent auction sites, ongoing developments at our regional auction units, and improvements to existing sites. PP&E additions also included investments in computer software and hardware.
Based on our most recent review of our auction site development plans and strategic initiatives, we expect that our annual capital expenditures will be in the range of $70 to $80 million per year for the next several years. We plan to add at least one new auction site to our network per year, and to make improvements to and replace certain older existing sites. Actual expenditures will depend on the availability and cost of suitable expansion opportunities and prevailing business and economic conditions. We also expect to undertake system improvements, including expenditures on hardware, the development, purchase and implementation of software, and related systems, in connection with our strategic initiatives discussed above. We expect to fund future capital expenditures from operating cash flows and borrowings under our existing credit facilities.
We declared and paid regular cash dividends of $0.10 per share for each of the quarters ended December 31, 2009 and March 31, 2010, and declared and paid dividends of $0.105 per share for each of the quarters ended December 31, 2010 and March 31, 2011. Total dividend payments were $22.3 million for the first half of 2011 compared to total dividend payments of $21.1 million in the equivalent period in 2010. All dividends we pay are “eligible dividends” for Canadian income tax purposes unless indicated otherwise.

Long-term Debt and Credit Facilities
Our long-term debt and available credit facilities at June 30, 2011 and December 31, 2010 were as follows:

		June 30,	December 31,	%
		2011	2010	Change

	Long-term debt	$139,157	$135,886	2%

Committed:	Revolving credit facilities — available:	$230,000	$200,000	15%
	Revolving credit facilities — unused:	123,093	152,828	-19%

Uncommitted:	Revolving credit facilities — available:	112,812	106,268	6%
	Revolving credit facilities — unused:	101,723	93,840	8%
	Non-revolving credit facilities — available:	250,000	250,000	—
	Non-revolving credit facilities — unused:	187,720	189,856	-1%

	Total credit facilities — available:	$592,812	$556,268	7%
	Total credit facilities — unused:	412,536	436,524	-5%
Our credit facilities are with financial institutions in the United States, Canada, the Netherlands and the United Kingdom. Some of these facilities include commitment fees applicable to the unused credit amount. As at June 30, 2011, we had fixed rate and floating rate long-term debt bearing interest rates ranging from 1.9% to 6.4%. We were in compliance with all financial covenants applicable to our debt at June 30, 2011.
Future scheduled interest payments over the next five years under our existing long term debt are as follows:

	6 months
	in 2011	In 2012	In 2013	In 2014	In 2015	Thereafter

Interest payments on long-term debt	$2,783	$5,566	$4,820	$4,028	$3,977	$1,370

Quantitative and Qualitative Disclosure about Market Risk
We conduct operations in local currencies in countries around the world, but we use the U.S. dollar as our reporting currency. As a result we are exposed to currency fluctuations and exchange rate risk. We cannot accurately predict the future effects of foreign currency fluctuations on our financial condition or results of operations, or quantify the effect on our business of changes to the macroeconomic environment in which we operate. For the six months ended June 30, 2011, approximately 40% of our revenues were earned in currencies other than the U.S. dollar and approximately 60% of our operating costs were denominated in currencies other than the U.S. dollar. The proportion of revenues denominated in currencies other than the U.S. dollar in a given period will differ from the annual proportion depending on the size and location of auctions held during the period. However, on an annual basis, we expect these amounts to largely offset and generally act as a natural hedge against exposure to fluctuations in the value of the U.S. dollar. We have not adopted a long-term hedging strategy to protect against foreign currency fluctuations associated with our operations denominated in currencies other than the U.S. dollar, but we may consider hedging specific transactions if we deem it appropriate in the future.
During the six months ended June 30, 2011, we recorded a net increase in our foreign currency translation adjustment balance of $16.8 million, compared to a decrease of $20.0 million in the same period in 2010. Our foreign currency translation adjustment arises from the translation of our net assets denominated in currencies other than the U.S. dollar. As part of our transition to IFRS, we reset our foreign currency translation reserve to nil as at January 1, 2010, through retained earnings. Any future disposals of foreign operations will not include foreign exchange gains or losses incurred prior to the transition to IFRS.
We have not experienced significant interest rate exposure historically, as our long-term borrowings generally bear fixed rates of interest. However, borrowings under our global revolving credit facility are available at both fixed and floating rates of interest. If we determine our exposure to short-term interest rates is too high, we may consider fixing a larger portion of our portfolio. As at June 30, 2011 we had a total of $32.0 million (December 31, 2010 — $31.0 million) in revolving non-current borrowings bearing floating rates of interest.
Although we cannot accurately anticipate the future effect of inflation on our financial condition or results of operations, inflation historically has not had a material impact on our operations.
Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Legal and Other Proceedings
From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us or on our financial condition or results of operations or that involve a claim for damages, excluding interest and costs, in excess of 10% of our current assets.

Critical Accounting Policies and Estimates
There have been no significant changes in our critical accounting policies and estimates since our Management’s Discussion and Analysis of Financial Condition and Results of Operations as at and for the year ended December 31, 2010, which is included in our 2010 Annual Report on Form 40-F.
Changes in Accounting Policies
From January 1, 2011, IFRS are effective for our interim and annual financial statements. The conversion is disclosed in note 11 to our condensed consolidated interim financial statements.
The condensed consolidated interim financial statements have been prepared in accordance with the accounting policies we expect to adopt in our December 31, 2011 consolidated annual financial statements. The accounting policies stated therein are based on the IFRS and IFRS Interpretations (IFRICs) that we expect to be applicable at that time.
The qualitative impact of the transition on our net earnings for the comparative three and six month periods ended June 30, 2010 is a reduction of $0.1 and $0.2 million respectively. This is due to a change in the recognition of expense for stock options which vest over more than one year. Other balance sheet reclassifications and changes in financial reporting on transition are detailed in the note 11.
Other than the change of framework from previous Canadian GAAP to IFRS, there have been no accounting policy changes implemented during the period.
Internal Control over Financial Reporting
There has been no change in our internal control over financial reporting during the six months ended June 30, 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Forward-Looking Statements
This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about our business, and include, among others, statements relating to:
•	our future performance;
•	growth of our operations, including replacement of existing auction sites and adding at least one auction site per year;
•	growth of used equipment and truck markets;

•	increases in the number of consignors and bidders participating in our auctions;
•	our principal operating strengths, our competitive advantages, and the appeal of our auctions to buyers and sellers of industrial assets;
•	our ability to draw consistently significant numbers of local and international end-user bidders to our auctions;
•	our ability to continue to grow our share of the used equipment market and to meet the needs of our customers;
•	the ability of excess capacity in our sales team and auction site network to help sustain our growth;
•
our ability to grow our core auction business, including our ability to increase our market share with traditional customer groups and do more business with new customer groups in new markets, among others;

•	our ability to add new business and information solutions, including utilizing technology to enhance our auction services and support additional value added services, among others;
•	our ability to perform by building an inspired high-performance customer focused team, to improve sales force productivity and growth in our sales force, among others;
•	the relative percentage of gross auction proceeds represented by straight commission, guarantee and inventory contracts, and its impact on auction revenues and profitability;
•	our auction revenue rates, the sustainability of those rates, the impact of our commission rate and fee changes, and the seasonality of gross auction proceeds and auction revenues;
•	our direct expense and income tax rates, depreciation expenses and general and administrative expenses;
•	our future capital expenditures;
•	our internet initiatives and the level of participation in our auctions by internet bidders;
•
the proportion of our revenues and operating costs denominated in currencies other than the U.S. dollar or the effect of any currency exchange and interest rate fluctuations on our results of operations; and

•	financing available to us and the sufficiency of our working capital to meet our financial needs.
Forward-looking statements are typically identified by such words as “anticipate”, “believe”, “could”, “feel”, “continue”, “estimate”, “expect”, “intend”, “may”, “ongoing”, “plan”, “potential”, “predict”, “will”, “should”, “would”, “could”, “likely”, “generally”, “future”, “period to period”, “long term”, or the negative of these terms, and similar expressions intended to identify forward-looking statements. Our forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. While we have not described all potential risks related to our business and owning our common shares, the important factors listed under “Risk Factors” below are those that we consider may affect our performance significantly or could cause our actual financial and operational results to differ significantly from our predictions. Except as required by applicable securities law and regulations of relevant securities exchanges, we do not intend to update publicly any forward-looking statements, even if our predictions have been affected by new information, future events or other developments. You should consider our forward-looking statements in light of these and other relevant factors.

Risk Factors
Our business is subject to a number of risks and uncertainties, and our past performance is no guarantee of our performance in future periods. Some of the more important risks that we face are outlined below and holders of our common shares should consider these risks. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also adversely affect our financial condition or impair our business or results of operations. If any of the following risks actually occur, our business, results of operations and financial condition would suffer.
Damage to our reputation for fairness, integrity and conducting only unreserved auctions could harm our business.
Strict adherence to the unreserved auction process is one of our founding principles and, we believe, one of our most significant competitive advantages. Closely related to this is our reputation for fairness and honesty in our dealings with our customers. Our ability to attract new customers and continue to do business with existing customers could be harmed if our reputation for fairness, integrity and conducting only unreserved auctions was damaged. If we are unable to maintain our reputation and enforce our unreserved auction policy we could lose business and our results of operations would suffer.
Competition in our core markets could result in reductions in our future revenues and profitability.
The used truck and equipment sectors of the global industrial equipment market, and the auction segment of those markets, are highly fragmented. We compete directly for potential purchasers of industrial equipment with other auction companies. Our indirect competitors include equipment manufacturers, other third party methods, and equipment rental companies. When sourcing equipment to sell at our auctions, we compete with other auction companies, other third party methods, and equipment owners that have traditionally disposed of equipment in private sales.
Our direct competitors are primarily regional auction companies. Some of our indirect competitors have significantly greater financial and marketing resources and name recognition than we do. New competitors with greater financial and other resources may enter the industrial equipment auction market in the future. Additionally, existing or future competitors may succeed in entering and establishing successful operations in new geographic markets prior to our entry into those markets. They may also compete against us through internet-based services. If existing or future competitors seek to gain or retain market share by reducing commission rates, or our strategy to compete against them is not effective, we may also be required to reduce commission rates, which may reduce our revenue and harm our operating results and financial condition, or we may lose market share.

We currently generate the majority of our revenues through unreserved auctions. We may be susceptible to loss of business as a result of our restrictive service offering if competing models become more appealing to customers. If our selling model becomes undesirable or we are not successful adding services complimentary to our existing selling model and business, we may not be successful increasing market penetration over the long term, which could prevent us from achieving our long-term earnings growth targets.
Decreases in the supply of, demand for, or market values of industrial assets, primarily used industrial equipment, could harm our business.
Our auction revenues could decrease if there was significant erosion in the supply of, demand for, or market values of used industrial equipment, which could adversely affect our financial condition and results of operations. We have no control over any of the factors that affect the supply of, and demand for, used industrial equipment, and the circumstances that cause market values for industrial equipment to fluctuate — including, among other things, economic uncertainty, disruptions to credit and financial markets, lower commodity prices, and our customers’ restricted access to capital — are beyond our control. Recent economic conditions have caused fluctuations in the supply, mix and market values of used equipment available for sale, which has a direct impact on our auction revenues. In addition, price competition and the availability of industrial equipment directly affect the supply of, demand for, and market value of used industrial equipment. Climate change initiatives, including significant changes to engine emission standards applicable to industrial equipment, may also adversely affect the supply of, demand for or market values of industrial equipment.
We may incur losses as a result of our guarantee and outright purchase contracts and advances to consignors.
In recent periods, approximately 60-80% of our annual business has been conducted on a straight commission basis. In certain other situations we will either offer to:
•	guarantee a minimum level of sale proceeds to the consignor, regardless of the ultimate selling price of the consignment at the auction; or
•	purchase the equipment outright from the consignor for sale in a particular auction.
The level of guaranteed proceeds or inventory purchase price is based on appraisals performed on equipment by our internal personnel. Inaccurate appraisals could result in guarantees or inventory values that exceed the realizable auction proceeds. If auction proceeds are less than the guaranteed amount, our commission will be reduced and, in certain circumstances, we could incur a loss. If auction proceeds are less than the purchase price we paid for equipment that we take into inventory temporarily, we will incur a loss. Because all of our auctions are unreserved, there is no way for us to protect against these types of losses by bidding on or acquiring any of the items at the auction. In addition, we do not hold inventory indefinitely waiting for market conditions to improve. We expect that competitive forces and supply imbalances will likely encourage us to increase our exposure to at risk contracts. If our exposure increases, this risk would be compounded.

Occasionally we advance to consignors a portion of the estimated auction proceeds prior to the auction. We generally make these advances only after taking possession of the assets to be auctioned and upon receipt of a security interest in the assets to secure the obligation. If we were unable to auction the assets or if auction proceeds were less than amounts advanced, we could incur a loss.
We may have difficulties sustaining and managing our growth.
One of the main elements of our strategy is to continue to grow our core auction business, primarily by increasing our presence in markets in which we already operate and by expanding into new geographic markets and market segments in which we have not had a significant presence in the past. As part of this strategy, we may from time to time acquire additional assets or businesses from third parties. We may not be successful in growing our business or in managing this growth. For us to grow our core auction business successfully, we need to accomplish a number of objectives, including:
•	recruiting and retaining suitable sales and managerial personnel;
•	developing and enhancing an appropriate sales strategy;
•	identifying and developing new geographic markets and market sectors;
•	expanding awareness of our brand, including value proposition and competitive advantages, in existing and new markets;
•	successfully executing the introduction of new ancillary services and detailed equipment information;
•	successfully executing the introduction of our revised and expanded administrative fee;
•	successfully executing the realignment of our sales and operations teams;
•	identifying and acquiring, on terms favourable to us, suitable land on which to build new auction facilities and, potentially, businesses that might be appropriate acquisition targets;
•	obtaining necessary financing on terms favourable to us, and securing the availability of our credit facilities to fund our growth initiatives;
•	receiving necessary authorizations and approvals from governments for proposed development or expansion;
•	integrating successfully new facilities and any acquired businesses into our existing operations;
•	achieving acceptance of the auction process in general by potential consignors, bidders and buyers;
•
establishing and maintaining favourable relationships with and meeting the needs of consignors, bidders and buyers in new markets and market sectors, and maintaining these relationships in our existing markets;

•	capturing all relevant market data and utilizing it to generate insight and understanding of key company and industry drivers and market trends;
•	developing appropriate responses based on data collected to meet the needs of existing and potential customers to achieve customer retention targets;
•	succeeding against local and regional competitors in existing and new geographic markets;
•	capitalizing on changes in the supply of and demand for industrial assets, and understanding and responding to changing market dynamics, in our existing and new markets; and
•	designing and implementing business processes and operating systems that are able to support profitable growth.
We will likely need to hire additional employees to manage our growth. In addition, growth may increase the geographic scope of our operations and increase demands on both our operating and financial systems. These factors will increase our operating complexity and the level of responsibility of existing and new management personnel. It may be difficult for us to attract and retain qualified sales personnel, managers and employees, and our existing operating and financial systems and controls may not be adequate to support our growth. We may not be able to improve our systems and controls as a result of increased costs, technological challenges, or lack of qualified employees. Our past results and growth may not be indicative of our future prospects or our ability to expand into new markets, many of which may have different competitive conditions and demographic characteristics than our existing markets.
We are pursuing a long-term growth strategy that requires upfront investment, with no guarantee of long-term returns.
We continue to pursue a long-term growth strategy that contemplates investments in growing our core business, including investments in frontier markets that may not generate profitable growth in the near term, adding new business and information solutions, and developing our people. Planning for future growth requires investments to be made now in anticipation of growth that may not materialize, and if our strategies do not successfully address the needs of current and potential customers we may not be successful growing our gross auction proceeds and our earnings may be adversely impacted. A large component of our SG&A expenses is considered fixed costs that we will incur regardless of gross auction proceeds growth. There can be no assurances that our gross auction proceeds and auction revenues will grow at a more rapid rate than our fixed costs.
Our future expenses may increase significantly and our operations and ability to expand may be limited as a result of environmental and other regulations.
A variety of federal, provincial, state and local laws, rules and regulations throughout the world, including local tax and accounting rules, apply to our business. These relate to, among other things, the auction business, imports and exports of equipment, worker safety, privacy of customer information, and the use, storage, discharge and disposal of environmentally sensitive materials. Complying with revisions to laws, rules and regulations could result in an increase in expenses and a deterioration of our financial performance. Failure to comply with applicable laws, rules and regulations could result in substantial liability to us, suspension or cessation of some or all of our operations, restrictions on our ability to expand at present locations or into new locations, requirements for the acquisition of additional equipment or other significant expenses or restrictions.

The development or expansion of auction sites depends upon receipt of required licenses, permits and other governmental authorizations. Our inability to obtain these required items could harm our business. Additionally, changes or concessions required by regulatory authorities could result in significant delays in, or prevent completion of, such development or expansion.
Under some environmental laws, an owner or lessee of, or other person involved in, real estate may be liable for the costs of removal or remediation of hazardous or toxic substances located on or in, or emanating from, the real estate, and related costs of investigation and property damage. These laws often impose liability without regard to whether the owner, lessee or other person knew of, or was responsible for, the presence of the hazardous or toxic substances. Environmental contamination may exist at our owned or leased auction sites, or at other sites on which we may conduct auctions, or properties that we may be selling by auction, from prior activities at these locations or from neighbouring properties. In addition, auction sites that we acquire or lease in the future may be contaminated, and future use of or conditions on any of our properties or sites could result in contamination. The costs related to claims arising from environmental contamination of any of these properties could harm our financial condition and results of operations.
Climate change may not affect us directly, but government regulation in response to this area of global concern may affect the ability of equipment owners to transport certain equipment between specified jurisdictions or the saleability of older equipment. One example of these restrictions is environmental certification requirements in the United States, which prevent non-certified equipment from entering into commerce in the United States. These restrictions, or changes to environmental laws, could inhibit materially the ability of customers to ship equipment to or from our auction sites, reducing our gross auction proceeds and harming our business.
International bidders and consignors could be deterred from participating in our auctions if governmental bodies impose additional export or import regulations or additional duties, taxes or other charges on exports or imports. Reduced participation by international bidders and consignors could reduce gross auction proceeds and harm our business, financial condition and results of operations.
Our substantial international operations expose us to foreign exchange rate fluctuations and political and economic instability that could harm our results of operations.
We conduct business in many countries around the world and intend to continue to expand our presence in international markets, including emerging markets. Fluctuating currency exchange rates, acts of terrorism or war, and changing social, economic and political conditions and regulations, including income tax and accounting regulations, and political interference, may negatively affect our business in international markets and our related results of operations. Currency exchange rate fluctuations between the different countries in which we conduct our operations impact the purchasing power of buyers, the motivation of consignors, asset values and asset flows between various countries, including those in which we do not have operations. These factors and other global economic conditions may harm our business and our operating results.

Although we report our financial results in U.S. dollars, a significant portion of our auction revenues is generated at auctions held outside the United States, mostly in currencies other than the U.S. dollar. Currency exchange rate changes against the U.S. dollar, particularly for the Canadian dollar and the Euro, could affect the presentation of our results in our financial statements and cause our earnings to fluctuate.
Our business could be harmed if we lost the services of one or more key personnel.
The growth and performance of our business depends to a significant extent on the efforts and abilities of our executive officers and senior managers. Our business could be harmed if we lost the services of any of these individuals. We do not maintain key man insurance on the lives of any of our executive officers. Our future success largely depends on our ability to attract, develop and retain skilled employees in all areas of our business, as well as to design an appropriate organization structure and plan effectively for succession.
Our internet-related initiatives are subject to technological obsolescence and potential service interruptions and may not contribute to improved operating results over the long-term; in addition, we may not be able to compete with technologies implemented by our competitors.
We have invested significant resources in the development of our internet platform, including our online bidding service and website. We use and rely on intellectual property owned by third parties, which we license for use in providing our online bidding service. Our internet technologies may not result in any material long-term improvement in our results of operations or financial condition and may require further significant investment to avoid obsolescence. We may not be able to continue to adapt our business to new technologies, including but not limited to internet commerce and we may not be able to compete effectively against internet auction services offered by our competitors.
The success of our online bidding service and other services that we offer over the internet, including equipment-searching capabilities and historical price information, will continue to depend largely on the performance and reliability of the hardware and software we utilize, our ability to use suitable intellectual property licensed from third parties, further development and maintenance of our information technology infrastructure and the internet in general. Our ability to offer online services depends on the performance of the internet, as well as our internal hardware and software systems.
“Viruses”, “worms” and other similar programs, which have in the past caused periodic outages and other internet access delays, may in the future interfere with the performance of the internet and some of our internal systems. These outages and delays could reduce the level of service we are able to offer over the internet. We could lose customers and our reputation could be harmed if we were unable to provide services over the internet at an acceptable level of performance or reliability.

Our business is subject to risks relating to our ability to safeguard the security and privacy of our customers’ confidential information.
We maintain proprietary databases containing confidential personal information about our customers and the results of our auctions, and we must safeguard the security and privacy of this information. Despite our efforts to protect this information, we face the risk of inadvertent disclosure of this sensitive information or an intentional breach of our security measures.
Security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability for damages. We may be required to make significant expenditures to protect against security breaches or to alleviate problems caused by any breaches. Our insurance policies may not be adequate to reimburse us for losses caused by security breaches.
The availability and performance of our internal technology infrastructure are critical to our business.
The satisfactory performance, reliability and availability of our website, enterprise resource planning system, processing systems and network infrastructure are important to our reputation and our business. We will need to continue to expand and upgrade our technology, transaction processing systems and network infrastructure both to meet increased usage of our online bidding service and other services offered on our website and to implement new features and functions. Our business and results of operations could be harmed if we were unable to expand and upgrade in a timely manner our systems and infrastructure to accommodate any increases in the use of our internet services, or if we were to lose access to or the functionality of our internet systems for any reason.
We use both internally developed and licensed systems for transaction processing and accounting, including billings and collections processing. We have recently improved these systems to accommodate growth in our business. If we are unsuccessful in continuing to upgrade our technology, transaction processing systems or network infrastructure to accommodate increased transaction volumes, it could harm our operations and interfere with our ability to expand our business.
We may incur losses as a result of legal and other claims.
We are subject to legal and other claims that arise in the ordinary course of our business. While the results of these claims have not historically had a material effect on our business, financial condition or results of operations, we may not be able to defend ourselves adequately against these claims in the future and we may incur losses. Aggregate losses from and the legal fees associated with these claims could be material.

Our business continuity plan may not operate effectively in the event of a significant interruption of our business.
We depend on our information and other systems and processes for the continuity and effective operation of our business. We have implemented a formal business continuity plan covering most significant aspects of our business that would take effect in the event of a significant interruption to our business, or the loss of key systems as a result of a natural or other disaster. Although we have tested our business continuity plan as part of the implementation, there can be no assurance that it will operate effectively or that our business, results of operations and financial condition will not be materially affected in the event of a significant interruption of our business.
We are in the process of implementing a formal disaster recovery plan, including a data center co-location that went into effect in 2009. However, our disaster recovery plan is not yet complete. If we were subject to a disaster or serious security breach, it could materially damage our business, results of operations and financial condition.
Our insurance may be insufficient to cover losses that may occur as a result of our operations.
We maintain property and general liability insurance. This insurance may not remain available to us at commercially reasonable rates, and the amount of our coverage may not be adequate to cover all liabilities that we may incur. Our auctions generally involve the operation of large equipment close to a large number of people, and despite our focus on safe work practices, an accident could damage our facilities or injure auction attendees. Any major accident could harm our reputation and our business. In addition, if we were held liable for amounts exceeding the limits of our insurance coverage or for claims outside the scope of our coverage, the resulting costs could harm our results of operations and financial condition.
Certain global conditions may affect our ability to conduct successful auctions.
Like most businesses with global operations, we are subject to the risk of certain global conditions, such as pandemics or other disease outbreaks or natural disasters that could hinder our ability to conduct our scheduled auctions, or restrict our customers’ travel patterns or their desire to attend auctions. If this situation were to occur, we may not be able to generate sufficient equipment consignments to sustain our business or to attract enough bidders to our auctions to achieve world fair market values for the items we sell. This could harm our results of operations and financial condition.

Our operating results are subject to quarterly variations.
Historically, our revenues and operating results have fluctuated from quarter to quarter. We expect to continue to experience these fluctuations as a result of the following factors, among others:
•	the size, timing and frequency of our auctions;
•
the seasonal nature of the auction business in general, with peak activity typically occurring in the second and fourth calendar quarters, mainly as a result of the seasonal nature of the construction and natural resources industries;

•	the performance of our underwritten business (guarantee and outright purchase contracts);
•	general economic conditions in our markets; and
•	the timing of acquisitions and development of auction facilities and related costs.
In addition, we usually incur substantial costs when entering new markets, and the profitability of operations at new locations is uncertain as a result of the increased variability in the number and size of auctions at new sites. These and other factors may cause our future results to fall short of investor expectations or not to compare favourably to our past results.
We may not continue to pay regular cash dividends.
We declared and paid total quarterly cash dividends of $0.21 per outstanding common share in the first half of 2011. Any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors, after taking into account our operating results, financial condition, cash requirements, financing agreement restrictions and other factors our Board may deem relevant. We may be unable or may elect not to continue to declare and pay dividends, even if necessary financial conditions are met and sufficient cash is available for distribution.

Security Ownership of Certain Beneficial Owners
The following table provides certain information regarding the ownership of our common stock as of the date of this discussion by each person known to us to own 5% or more of our outstanding common stock.
As of June 30, 2011, we had a total of 106,311,137 shares of common stock issued and outstanding. The information below is based on a review of recent SEC filings.

		Amount (#) and
		Nature of
Name and	Title of	Beneficial	Percent of
Address of Beneficial Owner	Class	Ownership	Class(1)
David E. Ritchie (2)	Common Shares	9,712,528	9%
Edmonton, AB		Direct and indirect
Royce & Associates, LLC (3)	Common Shares	8,665,520	8%
New York, NY		Sole voting and dispositive power
BAMCO, Inc. (4)	Common Shares	8,606,300	8%
New York, NY		Shared voting and dispositive power
PRIMECAP Management Company (5)	Common Shares	8,413,680	8%
Pasadena, CA		Sole voting and dispositive power
C. Russel Cmolik (6)	Common Shares	5,857,116	6%
Surrey, BC		Direct and indirect
Janus Capital Management LLC (7)	Common Shares	5,751,260	6%
Denver, CO		Sole voting and dispositive power
Neuberger Berman Group LLC (8)	Common Shares	5,235,209	5%
New York, NY		Shared voting and dispositive power
Ruane, Cunniff & Goldfarb Inc. (9)	Common Shares	5,287,614	5%
New York, NY		Sole voting and dispositive power

(1)	Percent of Class calculated based on common shares outstanding at the date of filing of the underlying Schedule 13(G).

(2)
Information based on confirmation from Beneficial Owner. David E. Ritchie is cofounder of Ritchie Bros. Auctioneers and retired from the position of CEO in 2004 and Chairman in 2006. He is no longer considered an insider or related party.

(3)	Information based on Schedule 13(G) filed with the SEC on January 31, 2011

(4)	Information based on Schedule 13(G) filed with the SEC on February 14, 2011

(5)	Information based on Schedule 13(G) filed with the SEC on February 14, 2011

(6)	Information based on confirmation from Beneficial Owner. C. Russel Cmolik was our COO until he retired in 2002 and a director until 2008. He is no longer considered an insider or related party.

(7)	Information based on Schedule 13(G) filed with the SEC on February 14, 2011

(8)	Information based on Schedule 13(G) filed with the SEC on February 14, 2011

(9)	Information based on Schedule 13(G) filed with the SEC on February 14, 2011

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ritchie Bros. Auctioneers Incorporated (Registrant)
Date: August 5, 2010	By:	/s/ Jeremy Black
Jeremy Black,
Corporate Secretary